                                         FORM 18-K/A

                 For Foreign Governments and Political Subdivisions Thereof

                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549

                                     AMENDMENT NO. 4 TO
                                        ANNUAL REPORT
                                             of
                                     PROVINCE OF ONTARIO
                                          (Canada)
                                    (Name of Registrant)

                           Date of end of last fiscal year: March 31, 2005

                                   SECURITIES REGISTERED*
                            (As of the close of the fiscal year)

      Title of Issue               Amounts as to which           Names of exchanges
                                   registration is effective     on which registered

      N/A                          N/A                           N/A

                Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                                       Ariel Delouya
                                         Counsellor
                                      Canadian Embassy
                                501 Pennsylvania Avenue N.W.
                                   Washington, D.C. 20001

                                         Copies to:
                                     Christopher J. Cummings
                                     Shearman & Sterling LLP
                             Commerce Court West, 199 Bay Street
                                     Suite 4405, P.O. Box 247
                              Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                                     PROVINCE OF ONTARIO

          In  connection  with  the  issuance  by the  Province  of  Ontario  of
     US$1,000,000,000  5.45% Bonds due April 27, 2016, the  undersigned  registrant hereby  amends  its Annual  Report on Form 18-K for the  fiscal  year ended
     March 31,2005 (the "Annual Report") as follows:

     The following additional exhibits are added to the Annual Report:

     Exhibit (h)    Fiscal  Agency  Agreement,   dated  as  of  April 27, 2006,
                    including the form of Bonds;  Underwriting Agreement,  dated as of April 20, 2006, including the names and addresses of the
                    Underwriters;  Opinion of the Legal Counsel,  Legal Services
                    Branch,  Ministry  of Finance of the  Province  of  Ontario,
                    including  a consent  relating  thereto,  in  respect of the legality of the Bonds; and Schedule of Expenses.

                                          SIGNATURE

               Pursuant to the  requirements  of the  Securities  Exchange  Act of 1934,  the
registrant  has duly caused this  amendment  to the annual  report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                            PROVINCE OF ONTARIO
                                            (Name of registrant)

April 27, 2006                                By:     /s/ Michael D. Manning
                                                    -------------------------------------------------
                                                Name:     Michael D. Manning
                                                Title:    Executive Director
                                                          Capital Markets Division
                                                          Ontario Financing Authority

                                        Exhibit Index

Exhibit (h)    Fiscal Agency Agreement, dated as of April 27, 2006, including the form of Bonds; Underwriting Agreement,  dated as of April 20, 2006, including the names and addresses of the Underwriters; Opinion of the Legal Counsel, Legal Services Branch,  Ministry of Finance of
               the Province of Ontario, including a consent relating thereto, in respect of the legality of the Bonds; and Schedule of Expenses.

                                                                        EXHIBIT (h)

                                                                                Fiscal Agency Agreement

                                                                                                                         CONFORMED COPY

                                                          PROVINCE OF ONTARIO

                                                           US$1,000,000,000

                                                    5.45% BONDS DUE APRIL 27, 2016

                                                         ____________________

                                                        FISCAL AGENCY AGREEMENT
                                                         ____________________

                                                      Dated as of April 27, 2006

                                                          PROVINCE OF ONTARIO

                  FISCAL AGENCY AGREEMENT dated as of April 27, 2006,  between the Province of Ontario (the "Province") and The Bank of
New York, a corporation  organized and existing  under the laws of the State of New York, as fiscal agent,  transfer  agent,  registrar and principal paying agent.

1.       Underwriting  Agreement.  The Province entered into an underwriting  agreement  dated as of April 20, 2006 (the  "Underwriting
Agreement")  with the  several  underwriters  listed on  Schedule  II  thereto  providing  for the issue  and sale by the  Province  of
US$1,000,000,000 aggregate principal amount of 5.45% Bonds due April 27, 2016 (the "Bonds").

2.       Appointment of Registrar;  Paying Agents;  Additional  Transfer Agent.  (a) The Province hereby appoints The Bank of New York, at present  having its principal  office at 101 Barclay  Street,  New York, New York 10286,  in the Borough of Manhattan,  The City and
State of New York, as fiscal agent,  transfer  agent,  registrar  and  principal  paying agent of the Province for the Bonds,  upon the terms and conditions  set forth herein.  The Bank of New York accepts such  appointments,  and along with its successors as such fiscal agent, transfer agent, registrar and principal paying agent is hereinafter referred to as the "Registrar".

(b)      The Province may from time to time appoint one or more additional agents  (hereinafter  called a "Paying Agent" or the "Paying
Agents") for the payment (subject to the applicable laws and  regulations) of the principal of and interest and Additional  Amounts (as defined  in the terms and  conditions  of the  Bonds),  if any,  on the Bonds at such  place or places as the  Province  may  determine pursuant to a written paying agency agreement (a "Paying Agency  Agreement").  In addition,  the Province,  with the acknowledgement of the  Registrar,  hereby  appoints The Bank of New York,  One Canada  Square,  London EI4 5AL,  England,  as its initial Paying Agent in
London,  and The Bank of New York  accepts such  appointment.  The Province may at any time  terminate  the  appointment  of any Paying
Agent  provided,  however,  that for so long as the Bonds are  listed on the  London  Stock  Exchange  plc and the rules of such  stock exchange or the rules of the  Financial  Services  Authority  (UK) so require,  the Province will maintain a paying agent in the United
Kingdom.  The Province will keep the Registrar  informed as to the name,  address,  and telephone and facsimile  numbers of each Paying
Agent  appointed by it and will notify the  Registrar of the  resignation  of any Paying Agent.  The Registrar  shall arrange with each
Paying Agent for the payment,  as provided  herein,  of the principal of and interest and Additional  Amounts,  if any, on the Bonds on terms  approved by the Province  (further  references  herein to principal and interest shall be deemed to also refer to any Additional
Amounts).

(c)      The Province may from time to time appoint one or more additional  agents for the processing of applications  for registration of transfer or exchange of fully  registered  Bonds in definitive form  (hereinafter  referred to as an "Additional  Transfer Agent" or
"Additional  Transfer  Agents" and,  together with the  Registrar,  in its capacity as transfer  agent of the  Province,  the "Transfer
Agents" or individually a "Transfer  Agent")  pursuant to a written  transfer agency  agreement (a "Transfer  Agency  Agreement").  The
Province may at any time terminate the  appointment of any Additional  Transfer  Agent.  The Province will keep the Registrar  informed as to the name,  address and telephone and facsimile  numbers of each  Additional  Transfer  Agent  appointed by it and will notify the
Registrar of the resignation or termination of the appointment of any Additional Transfer Agent.

3.       Form.  (a) The Bonds  shall  initially  be issued in the form of two fully  registered  global  certificates  without  coupons
(such  registered  global  certificates  and any  registered  global  certificates  issued upon any transfer or exchange  thereof or in replacement  therefor are hereinafter  referred to as the "Global  Bonds").  The Global Bonds shall be registered in the name of Cede &
Co., as nominee of The Depository  Trust Company  ("DTC") and held by The Bank of New York as custodian for DTC ("DTC  Custodian").  As long as DTC or its  respective  nominee  is the  registered  holder of the  Global  Bonds,  it will be  considered  the sole  owner and registered  holder of the Bonds for all purposes  hereunder  and under the Global  Bonds.  None of the  Province,  the Registrar or any
Paying Agent will have any  responsibility  or liability  for any aspect of the records  relating to or payments made by DTC on account of beneficial  interests in the Global  Bonds.  Except as provided in Section 6 hereof,  owners of  beneficial  interests in the Global
Bonds will not be entitled to have Bonds  registered  in their names,  will not receive or be entitled to receive  Bonds in  definitive registered form and will not be considered  registered  holders thereof under this  Agreement.  The Global Bonds will be  substantially in the form attached hereto as Exhibit 1.

(b)      All Bonds  (including the Global Bonds) shall be executed on behalf of the Province by the signature,  manual or in facsimile, of the  Minister of Finance or the manual  signature  of any one of (i) the Deputy  Minister of  Finance,  or (ii) the Chief  Executive
Officer,  the Executive  Director,  Capital Markets Division or any Director,  Capital Markets  Division,  all of the Ontario Financing
Authority,  and shall be sealed with the manual or  facsimile  seal of the  Minister of Finance.  In the event that any official of the
Province who shall have signed or whose  facsimile  signature shall appear upon any of the Bonds shall cease to hold such office before the Bonds so signed shall actually have been  authenticated,  registered or delivered,  such Bonds  nevertheless may be  authenticated, registered  and  delivered  with the same  force and  effect as though  such  person  who  signed  such Bonds had not ceased to be such official of the Province.

4.       Authentication.  The Registrar shall,  upon receipt of Bonds duly executed and sealed on behalf of the Province  together with a written order or orders to authenticate and deliver Bonds in a stated aggregate  principal amount,  (i) authenticate and register not more  than the said  aggregate  principal  amount of Bonds and  deliver  them in  accordance  with the  written  order or orders of the
Province and (ii)  thereafter  authenticate,  register and deliver  Bonds in accordance  with the  provisions of Sections 5, 6 and 8 of this  Agreement.  Except as described in Section 9(d) hereof,  the total amount of the Bonds to be issued and  outstanding at any time, whether in the form of Global Bonds or Bonds in definitive  registered form, issued in exchange for the Global Bonds,  shall not exceed
US$1,000,000,000  in aggregate  principal  amount,  plus the aggregate  principal amount of any additional Bonds issued by the Province pursuant to any supplement hereto in accordance with Section 15 of this Agreement.

5.       Registration,  Transfers and  Exchanges.  (a) The  Registrar,  as agent of the Province for such  purpose,  shall at all times keep at its principal  office in the Borough of  Manhattan,  The City and State of New York, a register or registers  (hereinafter  the
"Register" or "Registers")  for the  registration  and  registration of transfers and exchanges of Bonds, in which shall be entered the names and addresses of the  registered  holders of Bonds and the principal  amount of and other  particulars of the Bonds held by them.
Subject  to  Section  6  hereof,  upon  surrender  for  registration  of  transfer  of any Bond at said  office,  the  Registrar  shall authenticate,  register and deliver,  in the name of the transferee or transferees,  a new Bond or Bonds for a like aggregate principal amount.  Subject to Section 6 hereof,  upon  surrender  of any Bond at said office for  exchange,  the  Registrar  shall  authenticate, register and deliver, in exchange for such Bond, a new Bond or new Bonds of the appropriate  authorized  denomination(s) and for a like aggregate  principal  amount in accordance  with the provisions of the Bonds.  The Province and the Registrar  shall not be required to make any exchange of Bonds if as a result thereof,  the Province would incur adverse tax or other similar  consequences  under the laws or regulations of any jurisdiction in effect at the time of the exchange.

(b)      All new Bonds  authenticated  and delivered by the Registrar upon  registration  of transfer or in exchange for Bonds of other denominations shall be so dated that neither gain nor loss of interest shall result from such registration of transfer or exchange.

(c)      All Bonds  presented or  surrendered  for  registration  of transfer,  exchange or payment shall be  accompanied  by a written instrument or instruments of transfer in form  satisfactory  to the Registrar,  duly executed by the registered  holder or its attorney duly  authorized in writing and with the signatures  thereon duly guaranteed by a commercial bank or trust company having its principal office in The City of New York or by a member of the New York Stock Exchange.

(d)      The Registrar and each  Additional  Transfer Agent shall not impose any service  charge on the  registered  holder on any such registration  of transfer or  exchange  of Bonds in the normal  course of  business;  however,  the  Province  may require of the party requesting such transfer or exchange,  as a condition  precedent to the exercise of any right of transfer or exchange contained in this
Agreement or in the Bonds,  the payment of a sum  sufficient to cover any stamp or other tax or other  governmental  charge  payable in connection therewith.

(e)      The Province,  the Registrar and any Paying Agent or Additional  Transfer Agent may treat the person in whose name any Bond is registered as the absolute  owner of such Bond for the purpose of receiving  payment of principal of and interest on such Bond, and all other  purposes  whatsoever,  whether or not such Bond be overdue,  and none of the Province,  the  Registrar,  any Paying Agent or any
Additional  Transfer  Agent  shall be  affected  by any notice to the  contrary  and any such  payment  shall be a good and  sufficient discharge to the Province, the Registrar and any Paying Agent or Additional Transfer Agent for the amount so paid.

(f)      The Registrar  shall not be required to register any transfer or exchange of Bonds (and any  Additional  Transfer  Agent shall not be required to accept  presentment of fully  registered  Bonds in definitive  form for  registration of transfer or exchange by the
Registrar)  during the period (i) from the Regular  Record Date (as defined in the Bonds) to the  Interest  Payment Date (as defined in the  Bonds)  or (ii)  from the close of  business  on the  fifteenth  day  preceding  the date of early  redemption  of the Bonds  (the
"Redemption  Record  Date") to the date of early  redemption  of the Bonds (the  "Redemption  Date").  For the purposes of any interest payment made in  accordance  with Section 7(b) or (c) hereof,  such payment shall be made to those persons in whose names the Bonds are registered on such Regular Record Date or Redemption Record Date.

(g)      Each Additional  Transfer Agent,  as agent of the Province for such purpose,  shall maintain an office in its  jurisdiction at which fully  registered  Bonds in  definitive  form may be  presented  for  registration  of transfer or exchange by the  Registrar  in accordance  with this  Agreement.  Each  Additional  Transfer Agent shall promptly  forward to the Registrar all such Bonds received by it, together with the written instrument or instruments of transfer referred to above.

6.       Special  Provisions  Relating to the Global  Bonds.  (a) Unless any Global Bond is presented by an  authorized  representative of DTC to the  Province,  the  Registrar  or their  respective  agents for  registration  of  transfer,  exchange or  payment,  and any replacement  Global Bond issued is registered in the name of a nominee of DTC as requested by such  authorized  representative  and any payment  is made to such  nominee  of DTC,  any  transfer,  pledge or other use of the  Global  Bonds for value or  otherwise  shall be wrongful since the registered holder thereof has an interest therein.

(b)      Except as  provided  in this  subparagraph,  Bonds  will not be  issued  in  definitive  registered  form.  If at any time DTC notifies the Province  that it is  unwilling or unable to continue as  depository  for the Global Bonds or if at any time DTC ceases to be a clearing  agency  registered  under the United  States  Securities  Exchange Act of 1934,  as amended,  or otherwise  ceases to be eligible to be a  depositary,  the Province  shall  appoint a successor  depositary  with respect to the Global  Bonds.  If a successor depositary  for the Global Bonds is not appointed by the Province  within a reasonable  period after the Province  receives such notice or becomes aware of such  ineligibility,  the Province shall execute and seal Bonds in definitive  registered  form, and the Registrar, upon receipt  thereof,  shall  authenticate and deliver such Bonds in definitive  registered form without coupons,  in denominations of
US$5,000 and  integral  multiples  of  US$1,000  for amounts in excess of  US$5,000,  in an  aggregate  principal  amount  equal to the aggregate principal amount of the Global Bonds as of the exchange date.

                  The Province may at any time and in its sole  discretion  determine  not to have any of the Bonds held in the form of the Global Bonds.  In such event the Province  shall execute and seal Bonds in definitive  registered  form,  and the  Registrar,  upon receipt  thereof,  shall  authenticate  and deliver such Bonds in definitive  registered  form without  coupons,  in  denominations  of
US$5,000  and  integral  multiples  of US$1,000  for amounts in excess of  US$5,000,  in an  aggregate  principal  amount  equal to the aggregate principal amount of the Global Bonds as of the exchange date.

                  Upon the  exchange of the Global Bonds for Bonds in  definitive  registered  form,  the  Registrar  shall cancel such
Global  Bonds and shall  reduce the  holdings  of Cede & Co. on the  Register to nil.  Bonds in  definitive  registered  form issued in exchange for the Global Bonds  pursuant to this section  shall be  registered  in such names as DTC pursuant to  instructions  from its direct or indirect  participants  or otherwise,  shall instruct the Registrar or the Province.  The Registrar  shall deliver such Bonds in definitive  registered form to or as directed by the persons in whose names such definitive  registered Bonds are so registered and, to the  extent  reasonably  practicable  in the  circumstances,  shall  direct  all  payments  to be made in  respect  of such Bonds in definitive  registered form to the registered  holders thereof on or after such exchange  regardless of whether such exchange  occurred after the record date for such payment.

                  All Bonds in definitive  registered  form issued upon the exchange of the Global Bonds shall be valid  obligations of the Province,  evidencing the same debt,  entitled to the same benefits and subject to the same terms and conditions (except insofar as they relate specifically to a Global Bond) as the Global Bonds surrendered upon such exchange.

7.       Payment.  (a) The Province  will pay to the  Registrar,  in same day funds,  in such coin or currency of the United  States of
America as at the time of payment is legal  tender for  payment of public  and  private  debts,  to an account to be  specified  by the
Registrar,  on the day on which the same shall become due (or the next succeeding  Business Day if such due date falls upon a day which is not a Business Day as defined below,  unless such next following Business Day falls in the next succeeding  calendar month, in which case the related  payment will be made on the  immediately  preceding  Business  Day as if made on the date such payment was due),  all amounts to be paid on the Bonds for  principal  and  interest  on that date as  required  by the terms of the Bonds,  and the  Province hereby  authorizes  and directs the  Registrar,  from the funds so paid to it, to make payment of the principal and interest in respect of the Bonds in  accordance  with their terms and the  provisions  set forth below.  For the purposes of this Section  7(a),  "Business
Day" shall  mean a day on which  banking  institutions  in The City of New York,  the City of London  and the City of  Toronto  are not
authorized or obligated by law or executive order to be closed.

(b)      Payment of  principal  and  interest on the Global  Bonds shall be made by the  Registrar to Cede & Co., as nominee of DTC, in same day funds in accordance with procedures agreed to between the Registrar and DTC.

(c)      Payment of principal in respect of Bonds in definitive  registered  form issued  pursuant to Section 6(b) hereof shall be made against  surrender at the office of the Registrar in the Borough of  Manhattan,  The City and State of New York or at the office of any
Paying Agent  appointed by the Province for such purpose  pursuant to this Fiscal Agency  Agreement  and any Paying  Agency  Agreement.
Payment of interest due prior to or on the Maturity  Date or on any  Redemption  Date will be made by  forwarding  by post or otherwise delivering  a cheque to the  registered  addresses  of  registered  holders  of Bonds,  or, at the  option of the  Province,  otherwise transferring  funds to the  registered  holders of the Bonds.  Such cheque  shall be dated the due date for payment and made payable to the order of the  registered  holder  or, in the case of joint  registered  holders,  to the order of all such joint  holders  (failing instructions  from them to the  contrary) and shall be sent to the address of that one of such joint holders whose name stands first in the register as one of such joint  holders.  The Registrar  shall mail or otherwise  deliver such cheques to the names and addresses of registered  holders of Bonds  sufficiently  in advance of the relevant due date for payment that receipt of such cheques by  registered holders on or before the due date is reasonably assured.

(d)      All moneys paid to the  Registrar  under  Section 7(a) of this  Agreement  shall be held by it in a separate  account from the moment when such money is received  until the time of actual  payment,  in trust for the  registered  holders of Bonds to be applied by the Registrar to payments due on the Bonds at the time and in the manner  provided for in this  Agreement and the Bonds,  provided that if the  Registrar  shall fail to duly make any such payment due on the Bonds and, as a result of such failure,  the Province  otherwise duly makes such payments to the registered  holders of Bonds,  the Registrar  shall thereupon hold such moneys paid to it under Section
7(a) in trust for the  Province.  Any money  deposited  with the  Registrar  for the payment of the principal or interest in respect of any Bond  remaining  unclaimed for two years after such  principal or interest shall have become due and payable shall be repaid to the
Province without  interest,  and the registered holder of a Bond may thereafter look only to the Province for any payment to which such holder may be entitled.

8.       Mutilated,  Destroyed,  Stolen or Lost Bond  Certificates.  (a) If any Bond  certificate  is  mutilated,  defaced,  destroyed, stolen or lost,  application  for  replacement  shall be made to the Registrar who shall  promptly  transmit  such  application  to the
Province.  Such  application  shall be accompanied by the mutilated or defaced  certificate or proof,  satisfactory  to the Province in its discretion,  of the destruction,  theft or loss of the certificate,  and upon receipt by the Province of an indemnity  satisfactory to it, the Province  shall execute a new  certificate of like tenor,  and upon written  instructions  from the Province,  the Registrar shall thereupon cancel the mutilated or defaced  certificate and adjust the Register to reflect the  cancellation,  destruction,  theft or loss of a  certificate,  as the case may be, and  authenticate,  register  and deliver  such new  certificate  in  exchange  for the mutilated or defaced  certificate or in  substitution  for the destroyed,  stolen or lost  certificate.  Such  replacement  certificate shall be so dated that neither  gain nor loss in interest  will result from such  exchange or  substitution.  All  expenses  associated with procuring any indemnity and with the preparation,  authentication  and delivery of a replacement  certificate will be borne by the registered holder of the mutilated, defaced, destroyed, stolen or lost Bond certificate.

(b)      Whenever any Bond alleged to have been lost,  stolen or destroyed  for which a  replacement  Bond has been issued is presented to the  Registrar,  any Paying Agent or any Additional  Transfer  Agent for payment on the Maturity  Date,  the Redemption  Date or for registration  of transfer or exchange,  the Registrar,  the Paying Agent or the Additional  Transfer  Agent,  as the case may be, shall immediately notify the Province in respect thereof and shall deal with such Bond only in accordance with the Province's instructions.

9.       Maturity,  Redemption and Purchases.  (a) Unless  previously  redeemed for tax reasons as provided in the terms and conditions of the Bonds,  or repurchased by the Province,  as provided  below,  the principal  amount of the Bonds is due and payable on April 27,
2016 (the "Maturity Date").

(b)      In  accordance  with the terms and  conditions  of the Bonds,  upon  receipt of a notice to redeem  and a  certificate  of the
Province,  as set forth in the Bonds,  not less than 30 days and no more than 60 days prior to the Redemption Date, the Registrar shall cause to be published,  in accordance  with Section 19(b)  hereof,  on behalf of the Province a notice of redemption  stating:  (i) the
Redemption Date; (ii) the redemption price; and (iii) if applicable, the place or places of surrender of the Bonds to be redeemed.

(c)      The Province  may, if not in default  under the Bonds,  at any time,  purchase  Bonds in the open  market,  or by tender or by private contract at any price, in accordance with applicable law and may cause the Registrar to cancel any Bonds so purchased.

(d)      If the Province  elects to cancel any Bonds  purchased by it when Bonds have been issued in the form of a Global Bond,  it may require the Registrar to register such  cancellation  and to reduce the outstanding  aggregate  principal amount of the Global Bonds in accordance with the regular procedures of DTC in effect at such time.

10.      Cancellation  and  Destruction.  All Bonds which are paid on the Maturity  Date or the  Redemption  Date, or  surrendered  for registration  of transfer or exchange  for other  certificates  or for  replacement,  shall be  cancelled  by the  Registrar  who shall register such  cancellation.  The Registrar  shall,  as soon as practicable  after the date of cancellation of Bonds under this section or Section  8(a) or the date that the  register  is adjusted to reflect the  destruction,  theft or loss of a  certificate  pursuant to
Section 8(a) hereof,  furnish the Province  with a certificate  or  certificates  stating the serial  numbers and total number of Bonds that have been  cancelled.  The Registrar  shall destroy all cancelled  Bonds in accordance  with the  instructions of the Province and shall furnish to the Province,  on a timely basis,  certificates  of  destruction  stating the serial  numbers,  dollar value and total number of all Bonds destroyed hereunder.

11.      (a) Limit on Liability.  In acting under this  Agreement,  the Registrar,  any Paying Agent and any Additional  Transfer Agent
are acting  solely as agents of the Province and do not assume any  obligation  or  relationship  of agency or trust for or with any of the registered  holders of the Bonds,  except that all funds held by the Registrar,  any Paying Agent or Additional  Transfer Agent for
payment of principal or interest shall be held in trust for the registered holders of Bonds as provided in this Agreement.

(b)      Rights and  Liabilities  of  Registrar.  The  Registrar  shall incur no  liability  for,  or in respect of, any action  taken, omitted to be taken or suffered by it in reliance upon any Bond,  certificate,  affidavit,  instruction,  notice,  request,  direction, order,  statement  or other  paper,  document  or  communications  reasonably  believed by it to be  genuine.  Any order,  certificate, affidavit,  instruction,  notice, request, direction,  statement or other communication from the Province made or given by it and sent, delivered or directed to the Registrar  under,  pursuant to, or as permitted by, any  provision of this  Agreement  shall be sufficient for  purposes of this  Agreement  if such  communication  is in writing  and signed by any  authorized  officer of the  Province or its attorney duly authorized in writing.

(c)      Right of Agent to Own Bonds.  The Registrar,  each Paying Agent,  and each  Additional  Transfer  Agent,  and their  officers, directors and  employees,  may become the holder of, or acquire any interest in, any Bonds,  with the same rights that it or they would have if it were not the  Registrar  or a Paying  Agent or an  Additional  Transfer  Agent  hereunder,  or they were not such  officers, directors or employees,  and may engage or be interested in any financial or other  transaction with the Province and may act on, or as depositary,  trustee or agent for, any committee or body of registered  holders of Bonds or other obligations of the Province as freely as if it were not the Registrar or a Paying Agent or an Additional  Transfer Agent hereunder or they were not such officers,  directors or employees.

12.      Expenses and Indemnity.  (a) In connection  with the Registrar's  appointment  and duties as Registrar,  the Province will pay the Registrar  compensation  in an amount  separately  agreed upon by the Province and the  Registrar.  The Province will indemnify and hold harmless the Registrar,  each Paying Agent and each  Additional  Transfer  Agent against all claims,  actions,  demands,  damages, costs,  losses or liability which may be incurred by the Registrar,  any Paying Agent or any Additional Transfer Agent by reason of, or in connection with, the Registrar's,  any Paying Agent's or any Additional  Transfer Agent's  appointment and duties as such, except as such result from any negligent act or omission,  bad faith or wilful  misconduct of the  Registrar,  any Paying Agent or any Additional
Transfer Agent or their respective  directors,  officers,  employees or agents.  In addition,  the Province will (i) indemnify and hold harmless the DTC  Custodian  on the same basis as  aforesaid  in respect of its duties as custodian  for DTC but only to the extent the
DTC  Custodian  is not  otherwise  entitled to be  indemnified  or held  harmless  by DTC,  and (ii)  shall,  pursuant to  arrangements separately  agreed  upon  by the  Province  and  the  Registrar,  transfer  to  the  Registrar,  upon  presentation  of  substantiating documentation  satisfactory  to the  Province,  amounts  sufficient  to reimburse  the  Registrar  for certain  out-of-pocket  expenses reasonably  incurred by it and by any Paying Agent in  connection  with their  services.  The  obligation  of the  Province  under this paragraph shall survive payment of the Bonds and resignation or removal of the Registrar.

(b)      The  Registrar,  each Paying Agent and each  Additional  Transfer  Agent agrees to  indemnify  and hold  harmless the Province against all claims,  actions,  demands,  damages,  costs,  losses and  liabilities  arising out of or relating to any  negligent act or omission,  bad faith or wilful  misconduct of the Registrar,  such Paying Agent or such Additional  Transfer Agent, as the case may be, or its respective  directors,  officers,  employees or agents. The obligations of the Registrar,  each Paying Agent and each Additional
Transfer Agent under this paragraph shall survive  payment of the Bonds and resignation or removal of the Registrar,  each Paying Agent and each Additional Transfer Agent.

(c)      Each indemnified  party shall give prompt notice to each  indemnifying  party of any action commenced against it in respect of which  indemnity  may be sought  under  this Agreement  but failure to so notify any  indemnifying  party shall not relieve it from any liability  which it may have otherwise than on account of this indemnity.  An indemnifying  party may participate at its own expense in the defence of such action.  If it so elects within a reasonable time after receipt of such notice,  an  indemnifying  party may assume the defence of such action with legal advisors  chosen by it and approved by the  indemnified  party  defendant in such action,  unless such indemnified party reasonably  objects to such assumption on the ground that there may be legal defences  available to it which are different  from or in addition to those  available to such  indemnifying  party,  but an  indemnifying  party may not settle any action commenced  against an indemnified  party without the written consent of the indemnified  party. In order to be entitled to an indemnity with respect to a claim hereunder,  an indemnified party will not, without the prior written consent of the indemnifying  party, settle or compromise or consent to the entry of any judgment with respect to such pending or threatened claim,  action,  suit or proceeding in respect of which  indemnification  or  contribution  may be sought  hereunder  (whether or not the  indemnifying  party is an actual or potential  party to such claim or action).  If an indemnifying  party assumes the defence of any such action,  the  indemnifying  party shall not be liable for any fees or expenses of the legal  advisors of the  indemnified  party incurred  thereafter in connection  with such  action.  In no event shall the  indemnifying  party be liable for the fees and  expenses  of more than one legal  advisor for the indemnified  party in  connection  with any one action or separate  but  similar or related  actions  arising  out of the same  general allegations or circumstances.

13.      (a) Successor  Registrar.  The Province  agrees that there shall at all times be a Registrar  hereunder and that the registrar shall be a bank or trust  company  organized and doing  business  under the laws of the United States of America or of the State of New
York,  in good  standing and having a place of business in the Borough of  Manhattan,  The City and State of New York,  and  authorized under such laws to exercise  corporate  trust  powers,  provided,  the Province may choose to act at any time as its own fiscal  agent, transfer agent, registrar and principal paying agent.

                  The  Registrar  shall not  transfer  or assign  this  Agreement  or any  interest or  obligation  herein  without the
Province's prior written consent.  Any corporation  into which the Registrar  hereunder may be merged or converted,  or any corporation with which the Registrar may be consolidated,  or any corporation  resulting from any merger,  conversion or consolidation to which the
Registrar shall sell or otherwise  transfer all or  substantially  all of the corporate trust business of the Registrar,  provided that it shall be qualified as  aforesaid,  shall be the  successor  Registrar  under this  Agreement  without the execution or filing of any paper or any further act on the part of any of the parties  hereto,  but subject to prior notice to and the prior  written  approval of the Province.

(b)      Resignation.  The Registrar may at any time resign by giving  written  notice to the Province of its  resignation,  specifying the date on which its resignation  shall become  effective (which shall not be less than 60 days after the date on which such notice is given unless the Province  shall agree to a shorter  period);  provided that no such notice shall expire less than 30 days before or 30 days after the due date for any payment of  principal or interest in respect of the Bonds.  The  Province  may remove the  Registrar at any  time by  giving  written  notice  to the  Registrar  specifying  the date on which  such  removal  shall  become  effective.  Such resignation  or removal shall only take effect upon the  appointment  by the Province of a successor  Registrar and upon the acceptance of such  appointment by such  successor  Registrar.  Any Paying Agent or Additional  Transfer Agent may resign or may be removed at any time upon like notice,  and the Province in any such case may appoint in  substitution  therefor a new Paying Agent or Paying Agents or
Additional Transfer Agent or Additional Transfer Agents.

(c)      Bankruptcy or Insolvency of Registrar.  The appointment of the Registrar hereunder shall forthwith  terminate,  whether or not notice of such termination  shall have been given, if at any time the Registrar  becomes  incapable of performing its duties hereunder, or is adjudged  bankrupt or  insolvent,  or files a voluntary  petition in  bankruptcy  or makes an  assignment  for the benefit of its creditors  or consents to the  appointment  of a  liquidator  or receiver of all or any  substantial  part of its property or admits in writing its  inability to pay or meet its debts as they mature or suspends  payment  thereof,  or if a resolution is passed or an order made for the winding up or  dissolution  of the  Registrar,  or if a liquidator or receiver of the Registrar of all or any  substantial part of its property is  appointed,  or if any order of any court is entered  approving  any petition  filed by or against it under the provisions of any  applicable  bankruptcy or insolvency  law, or if any public  officer takes charge or control of the Registrar or its property or affairs for the purposes of rehabilitation, conservation or liquidation.

(d)      Appointment  of  Successor.  Prior to the  effective  date of any such  resignation  or  removal of the  Registrar,  or if the
Registrar  shall become  unable to act as such or shall cease to be  qualified as  aforesaid,  the Province  shall  appoint a successor
Registrar,  qualified as  aforesaid.  Upon the  appointment  of a successor  Registrar  and its  acceptance  of such  appointment,  the retiring  Registrar shall, at the direction of the Province and upon payment of its compensation and expenses then unpaid,  deliver and pay over to its  successor  any and all  securities,  money and any other  properties  then in its  possession  as Registrar  and shall thereupon cease to act hereunder.

(e)      Payment of Certain  Registrar's Fees Upon  Termination.  If the Registrar  resigns pursuant to Section 13(b) of this Agreement or ceases to act as the  Province's  fiscal agent in respect of the Bonds  pursuant to Section 13(c) of this  Agreement,  the Registrar shall only be entitled to annual fees  otherwise  payable to it under this Agreement on a pro rata basis for that period since the most recent  anniversary of this Agreement during which the Registrar has acted as fiscal agent  hereunder.  In the event that the Registrar ceases to act as the Province's  fiscal agent in respect of the Bonds for any other reason,  the Registrar shall be entitled to receive the full amount of the annual fees payable to it in respect of the Bonds pursuant to Section 12 of this Agreement.

14.      Meetings  of Holders of Bonds.  (a) The  Registrar  shall  convene a meeting  of the  registered  holders of the Bonds for any lawful purpose  affecting  their interests upon receipt of a written request of the Province or a written request signed in one or more counterparts  by the  registered  holders of not less than 10% of the  principal  amount of the Bonds then  outstanding  and upon being indemnified as to its reasonable  satisfaction  by the Province or the  registered  holders of Bonds signing such request,  as the case may be,  against the costs which may be incurred in  connection  with the calling and holding of such meeting.  If the Registrar  fails to give notice  convening  such meeting  within 30 days after receipt of such request and  indemnity,  the Province or such  registered holders of Bonds,  as the case may be, may convene  such  meeting.  Every such meeting  shall be held in Toronto,  Canada or such other place as may be approved or determined by the Province.

(b)      At least 21 days'  notice  of any  meeting  shall be given to the  registered  holders  of the  Bonds in the  manner  provided pursuant to the terms and  conditions  of the Bonds and a copy thereof  shall be sent by prepaid  courier to the  Registrar  unless the meeting has been called by the Registrar,  and to the Province,  unless the meeting has been called by the Province.  Such notice shall state the time,  place and purpose of the meeting and the general  nature of the business to be  transacted  at the meeting,  and shall include a statement  to the effect that,  prior to 48 hours  before the time fixed for the meeting,  (i) in the case of Bonds issued in the form of a Global Bond,  those persons recorded in the Register,  or (ii) in the limited  circumstances in which Bonds in definitive registered  form have been issued,  those  registered  holders of Bonds who deposit  their Bonds with the Registrar or any other person authorized for such purpose by the Registrar or the Province,  shall be entitled to obtain voting  certificates for appointing  proxies
(subject to such procedures and  requirements  as the Province and the Registrar may prescribe),  but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed at such meeting or any other provisions.

(c)      A registered  holder of Bonds may appoint any person by  instrument  in writing as the holder's  proxy in respect of a meeting of the registered  holders of Bonds or any adjournment of such meeting,  and such proxy shall have all rights of the registered  holder of Bonds in respect of such meeting.  All written  notices to DTC of meetings shall contain a requirement  that the registered  holders of Bonds must  notify  clearing  system  participants  and, if known,  beneficial  owners of Bonds of the  meeting in  accordance  with procedures  established from time to time by such clearing systems.  The registered holders of Bonds shall seek voting  instructions on the matters to be raised at such meeting from the clearing system participants or, if known, from the beneficial owners of Bonds.

(d)      A person,  who need not be a registered  holder of Bonds,  will be nominated in writing by the Registrar as chairperson of the meeting and if no person is so nominated  or if the person so  nominated  is not present  within 15 minutes from the time fixed for the holding of the  meeting,  the  registered  holders of the Bonds  present in person or by proxy shall  choose some person  present to be chairperson, and failing such choice, the Province may appoint a chairperson.

(e)      At a meeting of  registered  holders of Bonds,  a quorum shall consist of one or more  registered  holders of Bonds present in person or by proxy who  represent  at least a majority in  principal  amount of the Bonds at the time  outstanding.  If a quorum of the registered  holders of Bonds shall not be present within  one-half hour after the time fixed for holding any meeting,  the meeting,  if convened by or at the request of registered  holders of Bonds,  shall be dissolved,  but if otherwise  convened the meeting shall stand adjourned  without  notice to the same day in the next week (unless such day is not a business day in the place where the meeting is to take place in which case it shall stand  adjourned  until the next such business day following  thereafter)  at the same time and place unless the  chairperson  appoints  some other  place in  Toronto,  Ontario,  or some other day or time of which not less than seven (7)
days' notice shall be given in the manner provided above. At the adjourned  meeting one or more registered  holders of Bonds present in person  or by proxy  shall  constitute  a quorum  and may  transact  the  business  for  which  the  meeting  was  originally  convened notwithstanding that they may not represent at least a majority in principal amount of the Bonds then outstanding.

(f)      The  chairperson of any meeting at which a quorum of the  registered  holders of Bonds is present may, with the consent of the registered  holder(s) of a majority of principal  amount of the Bonds  represented  thereat,  adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

(g)      Every motion or question  submitted to a meeting shall be decided by  Extraordinary  Resolution  (as defined below) and in the first  place by the votes  given on a show of  hands.  At any such  meeting,  unless a poll is duly  demanded  as  herein  provided,  a declaration by the  chairperson  that a resolution has been carried or carried  unanimously or by a particular  majority or lost or not carried by a  particular  majority  shall be  conclusive  of the fact.  On any  question  submitted  to a meeting  when  ordered by the chairperson  or  demanded  by a show of hands by one or more  registered  holders of Bonds  acting in person or by proxy and holding at least 2% in principal amount of the Bonds then outstanding, a poll shall be taken in such manner as the chairperson shall direct.

(h)      On a poll,  each  registered  holder of Bonds present in person or  represented  by a proxy duly appointed by an instrument in writing  shall be  entitled to one vote in respect of each  US$5,000  principal  amount of Bonds of which the person  shall then be the registered  holder  (calculated on a pro rata basis for registered  holders who hold Bonds in integral  multiples of US$1,000 in excess of US$5,000).  A proxy need not be a registered  holder of Bonds.  In the case of Bonds held jointly,  any one of the joint  registered holders  present in person or by proxy may vote in the absence of the other or others;  but in case more than one of them be present in person or by proxy,  only one of them may vote in respect of each US$5,000  principal  amount of Bonds (or such greater amount of Bonds that is not an integral multiple of US$5,000) of which they are joint registered holders.

(i)      The Province and the Registrar,  by their  authorized  representatives,  officers and  directors,  and the financial and legal advisors of the Province and the Registrar may attend any meeting of the registered holders of Bonds, but shall have no vote as such.

(j)      Except as set forth in Section 18 hereof,  the  registered  holders of the Bonds may consent by  Extraordinary  Resolution (as defined  below) to any  modification  or  amendment  proposed  by the  Province  to this  Agreement  and the  Bonds.  An  Extraordinary
Resolution duly passed at any such meeting shall be binding on all registered  holders of Bonds,  whether present or not;  however,  no such  modification  or amendment to this Agreement or the Bonds shall,  without the consent of the registered  holder of each such Bond affected  thereby;  (a) change the Maturity  Date of any Bond or change any Interest  Payment  Date;  (b) reduce the  principal  amount thereof or the rate of  interest  payable  thereon;  (c) change the coin or  currency  of payment of any Bond;  (d) impair the right to institute  suit for the  enforcement  of any such payment on or with respect to such Bond;  or (e) reduce the  percentage  of principal amount of Bonds  necessary  for the taking of any action,  including  modification  or  amendment  of this  Agreement  or the terms and conditions of the Bonds, or reduce the quorum required at any meeting of registered holders of Bonds.

                  The term  "Extraordinary  Resolution" is defined as a resolution  passed at a meeting of registered  holders of Bonds held in accordance  with the provisions of this Agreement and the Bonds by the affirmative  vote of the registered  holders of not less than 66?% of the principal  amount of the Bonds  represented  at the meeting in person or by proxy and voted on the resolution or as an instrument in writing signed in one or more  counterparts  by the registered  holders of not less than 66?% in principal  amount of the outstanding Bonds.

(k)      Minutes of all  resolutions  and  proceedings  at every  meeting of registered  holders of Bonds held in  accordance  with the provisions of this  Agreement  shall be made and entered in books to be from time to time provided for that purpose by the Registrar at the expense of the Province and any such minutes,  if signed by the  chairperson of the meeting at which such  resolutions  were passed or proceedings  taken, or by the chairperson of the next succeeding  meeting of the registered  holders of Bonds,  shall be prima facie evidence of the matters  therein stated and, until the contrary is proved,  every such meeting,  in respect of the proceedings of which minutes shall have been made,  shall be deemed to have been duly held and convened,  and all resolutions  passed and proceedings  taken thereat to have been duly passed and taken.

(l)      Every  Extraordinary  Resolution passed in accordance with the provisions of this Agreement at a meeting of registered holders of Bonds  shall be  binding  upon all the  registered  holders of Bonds,  whether  present at or absent  from such  meeting,  and every instrument in writing signed by registered  holders of Bonds in accordance  with paragraph (j) of this Section 14 shall be binding upon all the registered  holders of Bonds (whether or not a signatory).  Subject to the provisions for its indemnity herein  contained,  the
Registrar shall be bound to give effect accordingly to every such Extraordinary Resolution.

(m)      The  Registrar,  or the Province with the approval of the  Registrar,  may from time to time make, and from time to time vary, such regulations as it shall from time to time deem fit:

(i)      for the deposit of instruments  appointing  proxies at such place as the Registrar,  the Province or the registered holders of
         Bonds convening a meeting, as the case may be, may in the notice convening such meeting direct; and

(ii)     for the deposit of instruments  appointing  proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments  appointing proxies to be mailed,  cabled or sent by any other means of recorded  communication  before the meeting to the Province or to the Registrar at the place  where the same is to be held and for the  voting of proxies so  deposited  as though the  instruments themselves were produced at the meeting.

                  Any  regulation so made shall be binding and effective  and votes given in  accordance  therewith  shall be valid and shall be counted.  Save as such  regulations  may provide,  the only  persons who shall be entitled to vote at a meeting of  registered holders of Bonds shall be the registered holders thereof or their duly appointed proxies.

15.      Further  Issues.  The  Province  may from time to time,  without  notice to or the  consent of the  registered  holders of the
Bonds,  create and issue further bonds ranking pari passu with the Bonds in all respects (or in all respects  except for the payment of interest  accruing  prior to the issue date of such further bonds or except for the first payment of interest  following the issue date of such further  bonds) and so that such further  bonds shall be  consolidated  and form a single  series with the Bonds and shall have the same  terms as to  status,  redemption  or  otherwise  as the Bonds.  Any  further  bonds  shall be issued  with the  benefit of an agreement supplemental to this Agreement.

16.      Reports.  The  Registrar  shall  furnish to the  Province  such  reports as may be  required by the  Province  relative to the
Registrar's  performance under this Agreement.  The Province may, whenever it deems it necessary,  inspect books and records maintained by the Registrar pursuant to this Agreement, if any.

17.      Forwarding  of Notice.  If the  Registrar  shall  receive  any notice or demand  addressed  to the  Province  pursuant  to the provisions of the Bonds, the Registrar shall promptly forward such notice or demand to the Province.

18.      Amendments.  This  Agreement and the Bonds may be amended or  supplemented  by the parties  hereto,  without  notice to or the consent of the registered  holder of any Bond, for the purpose of curing any ambiguity,  or of curing,  correcting or supplementing any defective  provision  contained  herein or in the Bonds,  or effecting the issue of further bonds as described under Section 15 of this
Agreement,  or in any other manner which the Province may deem  necessary  or desirable  and which,  in the  reasonable  opinion of the parties hereto, shall not adversely affect the interests of the beneficial owners of the Bonds.

19.      Notices.  (a) Any  communications  from the Province to the  Registrar  with respect to this  Agreement  shall be addressed to
The Bank of New  York,  101  Barclay  Street,  New  York,  New  York  10286,  Attention:  Corporate  Trust  Department,  Fax No.  (212)
815-5802/5803  and any  communications  from the  Registrar to the Province  with respect to this  Agreement  shall be addressed to the
Ontario Financing  Authority,  One Dundas Street West, Suite 1400, Toronto,  Ontario, M5G 1Z3, Attention:  Executive Director,  Capital
Markets  Division,  Fax No. (416) 325-8111 (or such other address as shall be specified in writing by the Registrar or by the Province, as the case may be) and shall be delivered in person or sent by first class prepaid courier or by facsimile  transmission  subject,  in the case of facsimile  transmission,  to  confirmation  by telephone to the foregoing  addresses.  Such notice shall take effect in the case of delivery in person,  at the time of delivery,  in the case of delivery by first class  prepaid  courier seven (7) business days after dispatch and in the case of delivery by facsimile transmission, at the time of confirmation by telephone.

(b)      All notices to the registered  holders of Bonds will be published in English in the Financial  Times in London,  England,  The
Wall Street Journal in New York,  U.S.A.,  and The Globe and Mail in Toronto,  Canada. If at any time publication in any such newspaper is not  practicable,  notices will be valid if published in an English  language  newspaper with general  circulation in the respective market  regions as the Province,  with the approval of the  Registrar,  shall  determine.  Any such notice shall be deemed to have been given on the date of such  publication or, if published more than once or on different  dates,  on the first date on which  publication is made.  Written notice will also be given to DTC, provided at the time of such notice the Bonds are represented by the Global Bonds.

20.      Governing Law and  Counterparts.  This Agreement  shall be governed by, and  interpreted  in accordance  with, the laws of the
Province of Ontario and the laws of Canada  applicable in Ontario.  This Agreement may be executed in any number of counterparts,  each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

21.      Headings.  The headings for the sections of this Agreement are for convenience only and are not part of this Agreement.

22.      Enurement.  Agreement  shall enure to the benefit of and be binding upon the parties  hereto and their  respective  successors and permitted assigns.

                  IN WITNESS WHEREOF, the parties hereto have executed this Fiscal Agency Agreement as of the date first above written.

                                                     PROVINCE OF ONTARIO

                                                     By:         /s/ Michael D. Manning
                                                                 -------------------------------
                                                           Name:     Michael D. Manning
                                                           Title:    Executive Director
                                                                     Ontario Financing Authority

                                                     THE BANK OF NEW YORK
                                                     as Registrar and additional Paying Agent in London

                                                     By:         /s/ Vanessa Mack
                                                                 ----------------------------
                                                           Name:     Vanessa Mack
                                                           Title:    Assistant Vice President

                                                                                                                              EXHIBIT 1

Unless this  certificate is presented by an authorized  representative  of The Depository  Trust Company,  a New York  corporation  (55
Water Street,  New York, New York) (the  "Depository"),  to the Province (as defined below) or its agent for  registration of transfer, exchange or payment,  and any  certificate  issued is  registered in the name of Cede & Co. or in such other name as is requested by an authorized  representative  of the  Depository  (and any payment is made to Cede & Co. or to such other  entity as is  requested  by an authorized  representative of the Depository),  ANY TRANSFER,  PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS
WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

REGISTERED
NO.  PK-A0001                                                                         CUSIP:            683234 YL 6
SERIES: PK                                                                            ISIN:            US683234YL65

                                                          PROVINCE OF ONTARIO
                                                     5.45% BOND DUE APRIL 27, 2016

                  The  Province  of  Ontario  (the  "Province"),  for value  received,  hereby  promises  to pay to Cede & Co.,  or its registered  assigns,  the principal sum of FIVE HUNDRED  MILLION UNITED STATES DOLLARS  (US$500,000,000)  (the  "Principal  Amount") in
lawful money of the United States of America on April 27, 2016 (the "Maturity  Date") (or on such earlier date as the Principal  Amount may become payable  hereunder),  upon  presentation  and surrender of this Bond and to pay interest  thereon,  together with Additional
Amounts (as defined  below),  if any, at the rate of 5.45% per annum from April 27, 2006 until the principal  hereof is paid.  Interest for the period  from,  and  including,  April 27, 2006 to, but  excluding,  October  27, 2006 will be payable on October 27,  2006 (the
"Initial Interest Payment Date").  Thereafter,  interest on this Bond will be payable in two equal semi-annual  installments in arrears on the 27th day of April and the 27th day of  October  in each year  (each  such  date,  and the  Initial  Interest  Payment  Date,  an
"Interest Payment Date").

                  This is a fully  registered  Global Bond (the "Global Bond") in respect of a duly authorized issue of debt securities of the Province  designated  as its 5.45% Bonds due April 27, 2016 (the  "Bonds").  This Global Bond is limited in aggregate  principal amount to  US$500,000,000.  This Global  Bond and all the rights of the  registered  holder  hereof are  expressly  subject to a fiscal agency  agreement dated as of April 27, 2006 (the "Fiscal Agency  Agreement")  between the Province and The Bank of New York, as fiscal agent,  transfer  agent,  registrar and  principal  paying agent (the  "Registrar",  which term includes any successor as fiscal agent, transfer  agent,  registrar and principal  paying agent) to which Fiscal Agency  Agreement  reference is hereby made for a statement of the  respective  rights,  duties and  immunities of the  Province,  the Registrar and holders of the Bonds and the terms upon which the
Bonds are,  and are to be,  authenticated  and  delivered.  This Global Bond and the Fiscal  Agency  Agreement  together  constitute  a contract,  all the terms and  conditions of which the  registered  holder by acceptance  hereof assents to and is deemed to have notice
of.  Capitalized  terms not defined herein shall have the meaning assigned to them in the Fiscal Agency Agreement.  Further  references herein to principal or interest shall be deemed to also refer to any Additional Amounts which may be payable hereunder.

                  This Global Bond is issued under the  authority of an Order of the  Lieutenant  Governor in Council of Ontario,  made pursuant to the  Financial  Administration  Act  (Ontario),  as amended.  This Global Bond shall for all  purposes be governed  by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in Ontario.

                  Payment of the  principal  of and  interest on this  Global  Bond is a charge on and payable out of the  Consolidated
Revenue Fund of Ontario.  This Global Bond is a direct  unsecured  obligation of the Province and as among the other Bonds,  ranks pari passu and is payable  without any  preference or priority.  This Global Bond ranks equally with all of the Province's  other  unsecured and unsubordinated indebtedness and obligations from time to time outstanding.

                  Interest on this Global Bond will accrue from the most recent Interest  Payment Date to which interest has been paid, or, if no interest has been paid or duly  provided  for,  from April 27, 2006,  until the  principal  hereof has been paid or duly made available  for  payment.  Any overdue  principal  or  interest  on this Global Bond shall bear  interest at the rate of 5.45% per annum
(before as well as after  judgment)  until paid,  or if earlier,  when the full amount of the moneys  payable has been  received by the
Registrar and notice to that effect has been given in accordance  with the  provisions set forth herein.  The interest so payable,  and punctually  paid or duly provided  for, on any Interest  Payment Date will be paid to the person in whose name this Global Bond (or one or more  predecessor  Global  Bonds) is  registered  at the close of business on April 12th or October 12th  (whether or not a Business
Day, as defined  below),  as the case may be, next preceding such Interest  Payment Date (each such day a "Regular  Record Date").  Any such  interest not so  punctually  paid or duly  provided for will be paid to the person in whose name this Global Bond (or one or more predecessor  Global Bonds) is registered at the close of business on a special record date for the payment of such  defaulted  interest to be fixed by the Registrar,  notice whereof shall be given to the registered  holder hereof not less than ten (10) days prior to such special record date, or be paid at any time in any other lawful  manner.  Interest  payments on this Global Bond will include  interest accrued to but excluding the Interest  Payment Dates.  Interest will be calculated on the basis of a 360-day year  consisting of twelve
30-day months.

                  For the purposes only of disclosure  required by the Interest Act (Canada) and without affecting the interest payable to the  registered  holder of this Global Bond,  the yearly rate of interest which is equivalent to the rate of interest for any period of less than one year is the rate of interest for such period  multiplied  by a fraction,  the  numerator of which is the actual number of days in the 12-month  period  constituting  such year and commencing on the same day as such period and the  denominator of which is the actual number of days elapsed in such 12-month period.

                  In the event that the Maturity  Date,  any Interest  Payment  Date or any  Redemption  Date (as defined in the Fiscal
Agency  Agreement)  with respect to this Global Bond shall be a day that is not a Business Day, the registered  holder hereof shall not be entitled to payment until the next  following  Business Day, and no further  interest  shall be paid in respect of the delay in such payment,  unless such next following  Business Day falls in the next succeeding  calendar month, in which case the related payment will be made on the  immediately  preceding  Business Day as if made on the date such payment was due. For purposes  hereof,  "Business Day"
means a day on which banking  institutions  in The City of New York,  the City of London and the City of Toronto are not  authorized or obligated by law or executive order to close.

                  If Bonds in definitive  registered form are issued in exchange for this Global Bond, payment of the principal of such
Bonds will be made upon  presentation  and  surrender of such Bonds at the office of the Registrar  maintained  for that purpose in the
Borough of Manhattan,  The City and State of New York, or at the office of any Paying Agent  appointed by the Province for such purpose pursuant to the Fiscal  Agency  Agreement.  Payment of interest due prior to or on the Maturity Date will be made by forwarding by post or otherwise  delivering a cheque,  to the  registered  addresses of  registered  holders of Bonds,  or, at the option of the Province, otherwise  transferring  funds to the  registered  holders of the Bonds.  If the Maturity  Date,  the  Redemption  Date or any Interest
Payment Date is a Business  Day but is a day on which any Paying Agent is closed at the  applicable  place of payment,  the  registered holder will not be entitled to payment at such location until the next  succeeding day on which banking  institutions  in such place of payment are not authorized or obligated by law or executive  order to be closed and no further  interest shall accrue in respect of the delay in such payment.

                  Payment of the  principal of and interest on the Bonds will be made in such coin or currency of the United States as, at the time of payment, is legal tender for payment of public and private debts.

                  This Global  Bond is not subject to any sinking  fund and is not  redeemable  at the option of the  Province,  unless certain  events occur  involving  Canadian  taxation as set forth below,  and is not repayable at the option of the holder prior to the
Maturity Date.

                  All payments of, or in respect of, principal of and interest on this Global Bond will be made without  withholding of or deduction  for, or on account of, any present or future  taxes,  duties,  assessments  or charges of  whatsoever  nature  imposed or levied by or on behalf of the  Government of Canada,  or any province or political  subdivision  thereof,  or any authority  thereof or agency therein having power to tax, unless such taxes,  duties,  assessments or charges are required by law or by the administration or interpretation  thereof to be withheld or deducted.  In that event, the Province  (subject to its right of redemption  described herein below) will pay to the registered holder of this Global Bond such additional  amounts (the "Additional  Amounts") as will result (after withholding  or  deduction  of the said taxes,  duties,  assessments  or charges) in the payment to the holders of Bonds of the amounts which would otherwise have been payable in respect of the Bonds in the absence of such taxes,  duties,  assessments or charges,  except that no such Additional Amounts shall be payable with respect to any Bond:

(a)      a  beneficial  owner of which is subject to such taxes,  duties,  assessments  or charges in respect of such Bond by reason of such owner being  connected with Canada  otherwise than merely by the ownership as a non-resident  of Canada of such Bond, but only to the extent of such owner's interest(s) therein; or

(b)      presented  for payment  more than 15 days after the Relevant  Date,  except to the extent that the holder  thereof  would have been entitled to such  Additional  Amounts on the last day of such period of 15 days.  For this purpose,  the "Relevant  Date"
         in relation to any Bond means whichever is the later of:

(i)      the date on which the payment in respect of such Bond becomes due and payable; or

(ii)     if the full amount of the moneys  payable on such date in respect of such Bond has not been  received by the  Registrar  on or prior to such date,  the date on which  notice is duly given to the  holders of Bonds that such  moneys have been so received.

                  Unless previously redeemed for tax reasons,  as provided below, or repurchased by the Province,  the Principal Amount of this Global Bond is due and payable on April 27, 2016.

                  The Bonds may be redeemed at the option of the Province in whole,  but not in part,  at any time,  on giving not less than 30 days' and no more than 60 days'  notice to  registered  holders of Bonds in  accordance  with  Section 19 of the Fiscal  Agency
Agreement (which notice shall be irrevocable),  at 100% of the principal amount thereof,  together with interest accrued thereon to the
Redemption  Date,  if (a) the Province has or will become  obliged to pay  Additional  Amounts as provided  herein,  as a result of any change in, or amendment  to, the laws or  regulations  of Canada or any province or political  subdivision  thereof,  or any  authority thereof  or  agency  therein  having  power to tax,  or any  change  in the  application  or  official  interpretation  of such laws or regulations,  which change or amendment  becomes effective on or after April 20, 2006, and (b) such obligation cannot be avoided by the
Province taking  reasonable  measures  available to it, provided that no such notice of redemption  shall be given earlier than 90 days prior to the  earliest  date on which the  Province  would be obliged to pay such  Additional  Amounts were a payment in respect of the
Bonds then due. Prior to the  publication  of any notice of redemption  pursuant to this  paragraph,  the Province shall deliver to the
Registrar a  certificate  signed by an officer of the  Province  stating that the  Province is entitled to effect such  redemption  and setting forth a statement of facts showing that the conditions precedent to the right of the Province so to redeem have occurred.

                  The  Registrar has been  appointed  registrar  for the Bonds,  and the  Registrar  will maintain at its office in the
Borough of  Manhattan,  The City and State of New York, a register  (herein,  the  "Register")  for the  registration  of Bonds and the registration  of transfers  and  exchanges  of Bonds.  Subject to the  limitations,  terms and  conditions  set forth herein and in the
Fiscal  Agency  Agreement,  this Global Bond may be  transferred  at the office of the Registrar by  surrendering  this Global Bond for cancellation,  and thereupon the Registrar shall issue and register in the name of the transferee,  in exchange  herefor,  a new Global
Bond (or other global security in the case of a transfer to a successor  depository)  having  identical terms and conditions and having a like aggregate principal amount in authorized denominations.

                  Upon the  occurrence of certain  events  specified in Section 6 of the Fiscal Agency  Agreement,  this Global Bond is exchangeable  at the office of the Registrar for Bonds in definitive  registered form without  coupons of authorized  denominations  of
US$5,000  and  integral  multiples  of US$1,000  for amounts in excess of US$5,000 in an equal  aggregate  principal  amount and having identical  terms and conditions as this Global Bond,  except to the extent that such terms and conditions  specifically  relate to this
Global  Bond  as a  global  security.  On or  after  such  exchange,  the  Registrar,  to  the  extent  reasonably  practicable  in the circumstances,  shall make all payments to be made in respect of such Bonds in definitive  registered  form to the  registered  holders thereof  regardless of whether such exchange  occurred after the record date for such payment.  If this Global Bond is surrendered  for transfer,  it shall be  accompanied  by a written  instrument  of transfer in form  satisfactory  to the  Registrar and executed by the registered  holder in person or by the holder's  attorney duly  authorized in writing.  No service  charge will be imposed for any such transfers and exchanges in the normal course of business,  but the Province may require  payment of a sum sufficient to cover any stamp or other tax or other governmental charge in connection therewith.

                  The  Registrar  shall not be required to register any transfer or exchange of this Global Bond during the period from any Regular Record Date to the  corresponding  Interest  Payment Date or during the period from the Redemption  Record Date (as defined in the Fiscal  Agency  Agreement)  to the  Redemption  Date.  Neither  the  Province  nor the  Registrar  shall be required to make any exchange of Bonds,  if as a result  thereof,  the  Province  may incur  adverse  tax or other  similar  consequences  under the laws or regulations  of any  jurisdiction  in effect at the time of the  exchange.  No  provision  of this Global Bond or of the Fiscal  Agency
Agreement  shall alter or impair the  obligation  of the  Province,  which is absolute and  unconditional,  to pay the principal of and interest on this Global Bond at the time, place and rate, and in the coin or currency, herein prescribed.

                  The  Province,  the  Registrar and any Paying Agent may treat the holder in whose name this Global Bond is registered as the absolute owner hereof for all purposes,  whether or not this Global Bond is overdue, and none of the Province,  the Registrar or any Paying  Agent  shall be affected  by notice to the  contrary.  All  payments  to or on the order of the  registered  holder of this
Global Bond are valid and  effectual to discharge  the  liability of the Province and the  Registrar and any Paying Agent hereon to the extent of the sum or sums paid.

                  The  Province's  obligation  to pay an amount of  interest on the Bonds will cease if a claim for the payment of such interest is not made within two years after the date on which such  interest  becomes due and payable.  The  Province's  obligation  to pay the principal  amount of the Bonds will cease if the Bonds are not  presented for payment  within two years after the date on which such principal becomes due and payable.

                  The  Province  and the  Registrar  may,  at any time or from time to time,  without  notice to or the  consent of the registered  holder of any Bond,  enter into one or more  agreements  supplemental  to the Fiscal  Agency  Agreement to create and issue further bonds ranking pari passu with the Bonds in all respects (or in all respects  except for the payment of interest  accruing prior to the issue date of such further  bonds or except for the first payment of interest  following  the issue date of such further  bonds)
and so that such  further  bonds  shall be  consolidated  and form a single  series  with the Bonds and shall have the same terms as to status, redemption or otherwise as the Bonds.

                  The Fiscal Agency  Agreement and the Bonds may be amended by the Province on the one hand, and the Registrar,  on the other hand,  without  notice to or the  consent of the  registered  holder of any Bond,  for the  purpose of curing any  ambiguity,  or curing,  correcting or supplementing any defective  provisions  contained therein or herein, or effecting the issue of further bonds as described above or in any other manner which the Province may deem necessary or desirable and which,  in the reasonable  opinion of the
Province,  on the one hand, and the Registrar,  on the other hand, will not adversely affect the interests of the beneficial  owners of
Bonds.

                  The Fiscal Agency Agreement  contains  provisions for convening meetings of registered holders of Bonds to consent by
Extraordinary  Resolution (as defined below) to any  modification or amendment  proposed by the Province to the Fiscal Agency Agreement
(except as provided in the two immediately preceding paragraphs) and the Bonds (including the terms and conditions contained herein).

                  An  Extraordinary  Resolution  duly passed at any such meeting shall be binding on all  registered  holders of Bonds, whether present or not;  however,  no such  modification or amendment to the Fiscal Agency  Agreement or to the terms and conditions of the Bonds may,  without the consent of the registered  holder of each such Bond affected  thereby:  (a) change the Maturity Date of any such Bond or change any  Interest  Payment  Date;  (b) reduce the  principal  amount of any such Bond or the rate of  interest  payable thereon;  (c) change the  currency  of payment of any such Bond;  (d) impair the right to  institute  suit for the  enforcement  of any payment on or with respect to such Bond;  or (e) reduce the  percentage of the  principal  amount of Bonds  necessary for the taking of any action,  including  modification  or amendment of the Fiscal Agency  Agreement or the terms and conditions of the Bonds,  or reduce the quorum required at any meeting of registered holders of Bonds.

                  The term "Extraordinary  Resolution" is defined in the Fiscal Agency Agreement as a resolution passed at a meeting of registered  holders of Bonds by the affirmative  vote of the registered  holders of not less than 66?% of the principal amount of Bonds represented  at the meeting in person or by proxy and voted on the  resolution or as an instrument in writing  signed by the registered holders  of not less  than  66?% in  principal  amount  of the  outstanding  Bonds.  The  quorum at any such  meeting  for  passing  an
Extraordinary  Resolution  is one or more  registered  holders of Bonds present in person or by proxy who represent at least a majority in principal amount of the Bonds at the time outstanding,  or at any adjourned meeting called by the Province or the Registrar,  one or more persons being or representing registered holders of Bonds whatever the principal amount of the Bonds so held or represented.

                  All  notices to the  registered  holders  of Bonds will be  published  in English in the  Financial  Times in London,
England,  The Wall Street Journal in New York,  U.S.A.,  and The Globe and Mail in Toronto,  Canada.  If at any time publication in any such newspaper is not  practicable,  notices will be valid if published in an English  language  newspaper with general  circulation in the respective  market regions as the Province,  with the approval of the Registrar,  shall determine.  Any such notice shall be deemed to have been given on the date of such  publication  or, if published more than once or on different  dates, on the first date on which publication is made.

                  For so long as the Bonds are listed on the London  Stock  Exchange  and if the rules of such stock  exchange on which the Bonds are listed or the rules of the Financial  Services  Authority (UK) so require,  the Province agrees to appoint and maintain a paying agent in London.

                  Unless the certificate of authentication  hereon has been executed by the Registrar by manual signature,  this Global
Bond shall not be entitled to any benefit under the Fiscal Agency Agreement or be valid or obligatory for any purpose.

                  IN WITNESS WHEREOF, the Province of Ontario,  pursuant to due authorization of law, has caused this Global Bond to be duly executed by an authorized representative and the Seal of the Minister of Finance to be imprinted hereon.

DATED:  April 27, 2006                                    PROVINCE OF ONTARIO

                                                          By:
                                                              --------------------------
                                                              Authorized Signing Officer

                                                          SEAL OF THE MINISTER OF FINANCE

REGISTRAR'S CERTIFICATE
OF AUTHENTICATION

This is one of the Bonds of the series designated therein referred to in the within-mentioned Fiscal Agency Agreement.

THE BANK OF NEW YORK
  as Registrar

By:
   --------------------------
     Authorized Signatory

Unless this  certificate is presented by an authorized  representative  of The Depository  Trust Company,  a New York  corporation  (55
Water Street,  New York, New York) (the  "Depository"),  to the Province (as defined below) or its agent for  registration of transfer, exchange or payment,  and any  certificate  issued is  registered in the name of Cede & Co. or in such other name as is requested by an authorized  representative  of the  Depository  (and any payment is made to Cede & Co. or to such other  entity as is  requested  by an authorized  representative of the Depository),  ANY TRANSFER,  PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS
WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

REGISTERED
NO.  PK - A0002                                                                       CUSIP:            683234 YL 6
SERIES: PK                                                                            ISIN:            US683234YL65

                                                          PROVINCE OF ONTARIO
                                                     5.45% BOND DUE APRIL 27, 2016

                  The  Province  of  Ontario  (the  "Province"),  for value  received,  hereby  promises  to pay to Cede & Co.,  or its registered  assigns,  the principal sum of FIVE HUNDRED  MILLION UNITED STATES DOLLARS  (US$500,000,000)  (the  "Principal  Amount") in
lawful money of the United States of America on April 27, 2016 (the "Maturity  Date") (or on such earlier date as the Principal  Amount may become payable  hereunder),  upon  presentation  and surrender of this Bond and to pay interest  thereon,  together with Additional
Amounts (as defined  below),  if any, at the rate of 5.45% per annum from April 27, 2006 until the principal  hereof is paid.  Interest for the period  from,  and  including,  April 27,  2006 to, but  excluding,  October  27, 2006 will be payable on October 27, 2006 (the
"Initial Interest Payment Date").  Thereafter,  interest on this Bond will be payable in two equal semi-annual  installments in arrears on the 27th day of April and the 27th day of  October  in each year  (each  such  date,  and the  Initial  Interest  Payment  Date,  an
"Interest Payment Date").

                  This is a fully  registered  Global Bond (the "Global Bond") in respect of a duly authorized issue of debt securities of the Province  designated  as its 5.45% Bonds due April 27, 2016 (the  "Bonds").  This Global Bond is limited in aggregate  principal amount to  US$500,000,000.  This Global  Bond and all the rights of the  registered  holder  hereof are  expressly  subject to a fiscal agency  agreement dated as of April 27, 2006 (the "Fiscal Agency  Agreement")  between the Province and The Bank of New York, as fiscal agent,  transfer  agent,  registrar and  principal  paying agent (the  "Registrar",  which term includes any successor as fiscal agent, transfer  agent,  registrar and principal  paying agent) to which Fiscal Agency  Agreement  reference is hereby made for a statement of the  respective  rights,  duties and  immunities of the  Province,  the Registrar and holders of the Bonds and the terms upon which the
Bonds are,  and are to be,  authenticated  and  delivered.  This Global Bond and the Fiscal  Agency  Agreement  together  constitute  a contract,  all the terms and  conditions of which the  registered  holder by acceptance  hereof assents to and is deemed to have notice
of.  Capitalized  terms not defined herein shall have the meaning assigned to them in the Fiscal Agency Agreement.  Further  references herein to principal or interest shall be deemed to also refer to any Additional Amounts which may be payable hereunder.

                  This Global Bond is issued under the  authority of an Order of the  Lieutenant  Governor in Council of Ontario,  made pursuant to the  Financial  Administration  Act  (Ontario),  as amended.  This Global Bond shall for all  purposes be governed  by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in Ontario.

                  Payment of the  principal  of and  interest on this  Global  Bond is a charge on and payable out of the  Consolidated
Revenue Fund of Ontario.  This Global Bond is a direct  unsecured  obligation of the Province and as among the other Bonds,  ranks pari passu and is payable  without any  preference or priority.  This Global Bond ranks equally with all of the Province's  other  unsecured and unsubordinated indebtedness and obligations from time to time outstanding.

                  Interest on this Global Bond will accrue from the most recent Interest  Payment Date to which interest has been paid, or, if no interest has been paid or duly  provided  for,  from April 27, 2006,  until the  principal  hereof has been paid or duly made available  for  payment.  Any overdue  principal  or  interest  on this Global Bond shall bear  interest at the rate of 5.45% per annum
(before as well as after  judgment)  until paid,  or if earlier,  when the full amount of the moneys  payable has been  received by the
Registrar and notice to that effect has been given in accordance  with the  provisions set forth herein.  The interest so payable,  and punctually  paid or duly provided  for, on any Interest  Payment Date will be paid to the person in whose name this Global Bond (or one or more  predecessor  Global  Bonds) is  registered  at the close of business on April 12th or October 12th  (whether or not a Business
Day, as defined  below),  as the case may be, next preceding such Interest  Payment Date (each such day a "Regular  Record Date").  Any such  interest not so  punctually  paid or duly  provided for will be paid to the person in whose name this Global Bond (or one or more predecessor  Global Bonds) is registered at the close of business on a special record date for the payment of such  defaulted  interest to be fixed by the Registrar,  notice whereof shall be given to the registered  holder hereof not less than ten (10) days prior to such special record date, or be paid at any time in any other lawful  manner.  Interest  payments on this Global Bond will include  interest accrued to but excluding the Interest  Payment Dates.  Interest will be calculated on the basis of a 360-day year  consisting of twelve
30-day months.

                  For the purposes only of disclosure  required by the Interest Act (Canada) and without affecting the interest payable to the  registered  holder of this Global Bond,  the yearly rate of interest which is equivalent to the rate of interest for any period of less than one year is the rate of interest for such period  multiplied  by a fraction,  the  numerator of which is the actual number of days in the 12-month  period  constituting  such year and commencing on the same day as such period and the  denominator of which is the actual number of days elapsed in such 12-month period.

                  In the event that the Maturity  Date,  any Interest  Payment  Date or any  Redemption  Date (as defined in the Fiscal
Agency  Agreement)  with respect to this Global Bond shall be a day that is not a Business Day, the registered  holder hereof shall not be entitled to payment until the next  following  Business Day, and no further  interest  shall be paid in respect of the delay in such payment,  unless such next following  Business Day falls in the next succeeding  calendar month, in which case the related payment will be made on the  immediately  preceding  Business Day as if made on the date such payment was due. For purposes  hereof,  "Business Day"
means a day on which banking  institutions  in The City of New York, the City of London,  and the City of Toronto are not authorized or obligated by law or executive order to close.

                  If Bonds in definitive  registered form are issued in exchange for this Global Bond, payment of the principal of such
Bonds will be made upon  presentation  and  surrender of such Bonds at the office of the Registrar  maintained  for that purpose in the
Borough of Manhattan,  The City and State of New York, or at the office of any Paying Agent  appointed by the Province for such purpose pursuant to the Fiscal  Agency  Agreement.  Payment of interest due prior to or on the Maturity Date will be made by forwarding by post or otherwise  delivering a cheque,  to the  registered  addresses of  registered  holders of Bonds,  or, at the option of the Province, otherwise  transferring  funds to the  registered  holders of the Bonds.  If the Maturity  Date,  the  Redemption  Date or any Interest
Payment Date is a Business  Day but is a day on which any Paying Agent is closed at the  applicable  place of payment,  the  registered holder will not be entitled to payment at such location until the next  succeeding day on which banking  institutions  in such place of payment are not authorized or obligated by law or executive  order to be closed and no further  interest shall accrue in respect of the delay in such payment.

                  Payment of the  principal of and interest on the Bonds will be made in such coin or currency of the United States as, at the time of payment, is legal tender for payment of public and private debts.

                  This Global  Bond is not subject to any sinking  fund and is not  redeemable  at the option of the  Province,  unless certain  events occur  involving  Canadian  taxation as set forth below,  and is not repayable at the option of the holder prior to the
Maturity Date.

                  All payments of, or in respect of, principal of and interest on this Global Bond will be made without  withholding of or deduction  for, or on account of, any present or future  taxes,  duties,  assessments  or charges of  whatsoever  nature  imposed or levied by or on behalf of the  Government of Canada,  or any province or political  subdivision  thereof,  or any authority  thereof or agency therein having power to tax, unless such taxes,  duties,  assessments or charges are required by law or by the administration or interpretation  thereof to be withheld or deducted.  In that event, the Province  (subject to its right of redemption  described herein below) will pay to the registered holder of this Global Bond such additional  amounts (the "Additional  Amounts") as will result (after withholding  or  deduction  of the said taxes,  duties,  assessments  or charges) in the payment to the holders of Bonds of the amounts which would otherwise have been payable in respect of the Bonds in the absence of such taxes,  duties,  assessments or charges,  except that no such Additional Amounts shall be payable with respect to any Bond:

(a)      a  beneficial  owner of which is subject to such taxes,  duties,  assessments  or charges in respect of such Bond by reason of such owner being  connected with Canada  otherwise than merely by the ownership as a non-resident  of Canada of such Bond, but only to the extent of such owner's interest(s) therein; or

(b)      presented  for payment  more than 15 days after the Relevant  Date,  except to the extent that the holder  thereof  would have been entitled to such  Additional  Amounts on the last day of such period of 15 days.  For this purpose,  the "Relevant  Date"
         in relation to any Bond means whichever is the later of:

                  (i)      the date on which the payment in respect of such Bond becomes due and payable; or

                  (ii)     if the full amount of the moneys  payable on such date in respect of such Bond has not been  received by the
                           Registrar  on or prior to such date,  the date on which  notice is duly  given to the  holders of Bonds that such moneys have been so received.

                  Unless previously redeemed for tax reasons,  as provided below, or repurchased by the Province,  the Principal Amount of this Global Bond is due and payable on April 27, 2016.

                  The Bonds may be redeemed at the option of the Province in whole,  but not in part,  at any time,  on giving not less than 30 days' and no more than 60 days'  notice to  registered  holders of Bonds in  accordance  with  Section 19 of the Fiscal  Agency
Agreement (which notice shall be irrevocable),  at 100% of the principal amount thereof,  together with interest accrued thereon to the
Redemption  Date,  if (a) the Province has or will become  obliged to pay  Additional  Amounts as provided  herein,  as a result of any change in, or amendment  to, the laws or  regulations  of Canada or any province or political  subdivision  thereof,  or any  authority thereof  or  agency  therein  having  power to tax,  or any  change  in the  application  or  official  interpretation  of such laws or regulations,  which change or amendment  becomes effective on or after April 20, 2006, and (b) such obligation cannot be avoided by the
Province taking  reasonable  measures  available to it, provided that no such notice of redemption  shall be given earlier than 90 days prior to the  earliest  date on which the  Province  would be obliged to pay such  Additional  Amounts were a payment in respect of the
Bonds then due. Prior to the  publication  of any notice of redemption  pursuant to this  paragraph,  the Province shall deliver to the
Registrar a  certificate  signed by an officer of the  Province  stating that the  Province is entitled to effect such  redemption  and setting forth a statement of facts showing that the conditions precedent to the right of the Province so to redeem have occurred.

                  The  Registrar has been  appointed  registrar  for the Bonds,  and the  Registrar  will maintain at its office in the
Borough of  Manhattan,  The City and State of New York, a register  (herein,  the  "Register")  for the  registration  of Bonds and the registration  of transfers  and  exchanges  of Bonds.  Subject to the  limitations,  terms and  conditions  set forth herein and in the
Fiscal  Agency  Agreement,  this Global Bond may be  transferred  at the office of the Registrar by  surrendering  this Global Bond for cancellation,  and thereupon the Registrar shall issue and register in the name of the transferee,  in exchange  herefor,  a new Global
Bond (or other global security in the case of a transfer to a successor  depository)  having  identical terms and conditions and having a like aggregate principal amount in authorized denominations.

                  Upon the  occurrence of certain  events  specified in Section 6 of the Fiscal Agency  Agreement,  this Global Bond is exchangeable  at the office of the Registrar for Bonds in definitive  registered form without  coupons of authorized  denominations  of
US$5,000  and  integral  multiples  of US$1,000  for amounts in excess of US$5,000 in an equal  aggregate  principal  amount and having identical  terms and conditions as this Global Bond,  except to the extent that such terms and conditions  specifically  relate to this
Global  Bond  as a  global  security.  On or  after  such  exchange,  the  Registrar,  to  the  extent  reasonably  practicable  in the circumstances,  shall make all payments to be made in respect of such Bonds in definitive  registered  form to the  registered  holders thereof  regardless of whether such exchange  occurred after the record date for such payment.  If this Global Bond is surrendered  for transfer,  it shall be  accompanied  by a written  instrument  of transfer in form  satisfactory  to the  Registrar and executed by the registered  holder in person or by the holder's  attorney duly  authorized in writing.  No service  charge will be imposed for any such transfers and exchanges in the normal course of business,  but the Province may require  payment of a sum sufficient to cover any stamp or other tax or other governmental charge in connection therewith.

                  The  Registrar  shall not be required to register any transfer or exchange of this Global Bond during the period from any Regular Record Date to the  corresponding  Interest  Payment Date or during the period from the Redemption  Record Date (as defined in the Fiscal  Agency  Agreement)  to the  Redemption  Date.  Neither  the  Province  nor the  Registrar  shall be required to make any exchange of Bonds,  if as a result  thereof,  the  Province  may incur  adverse  tax or other  similar  consequences  under the laws or regulations  of any  jurisdiction  in effect at the time of the  exchange.  No  provision  of this Global Bond or of the Fiscal  Agency
Agreement  shall alter or impair the  obligation  of the  Province,  which is absolute and  unconditional,  to pay the principal of and interest on this Global Bond at the time, place and rate, and in the coin or currency, herein prescribed.

                  The  Province,  the  Registrar and any Paying Agent may treat the holder in whose name this Global Bond is registered as the absolute owner hereof for all purposes,  whether or not this Global Bond is overdue, and none of the Province,  the Registrar or any Paying  Agent  shall be affected  by notice to the  contrary.  All  payments  to or on the order of the  registered  holder of this
Global Bond are valid and  effectual to discharge  the  liability of the Province and the  Registrar and any Paying Agent hereon to the extent of the sum or sums paid.

                  The  Province's  obligation  to pay an amount of  interest on the Bonds will cease if a claim for the payment of such interest is not made within two years after the date on which such  interest  becomes due and payable.  The  Province's  obligation  to pay the principal  amount of the Bonds will cease if the Bonds are not  presented for payment  within two years after the date on which such principal becomes due and payable.

                  The  Province  and the  Registrar  may,  at any time or from time to time,  without  notice to or the  consent of the registered  holder of any Bond,  enter into one or more  agreements  supplemental  to the Fiscal  Agency  Agreement to create and issue further bonds ranking pari passu with the Bonds in all respects (or in all respects  except for the payment of interest  accruing prior to the issue date of such further  bonds or except for the first payment of interest  following  the issue date of such further  bonds)
and so that such  further  bonds  shall be  consolidated  and form a single  series  with the Bonds and shall have the same terms as to status, redemption or otherwise as the Bonds.

                  The Fiscal Agency  Agreement and the Bonds may be amended by the Province on the one hand, and the Registrar,  on the other hand,  without  notice to or the  consent of the  registered  holder of any Bond,  for the  purpose of curing any  ambiguity,  or curing,  correcting or supplementing any defective  provisions  contained therein or herein, or effecting the issue of further bonds as described above or in any other manner which the Province may deem necessary or desirable and which,  in the reasonable  opinion of the
Province,  on the one hand, and the Registrar,  on the other hand, will not adversely affect the interests of the beneficial  owners of
Bonds.

                  The Fiscal Agency Agreement  contains  provisions for convening meetings of registered holders of Bonds to consent by
Extraordinary  Resolution (as defined below) to any  modification or amendment  proposed by the Province to the Fiscal Agency Agreement
(except as provided in the two immediately preceding paragraphs) and the Bonds (including the terms and conditions contained herein).

                  An  Extraordinary  Resolution  duly passed at any such meeting shall be binding on all  registered  holders of Bonds, whether present or not;  however,  no such  modification or amendment to the Fiscal Agency  Agreement or to the terms and conditions of the Bonds may,  without the consent of the registered  holder of each such Bond affected  thereby:  (a) change the Maturity Date of any such Bond or change any  Interest  Payment  Date;  (b) reduce the  principal  amount of any such Bond or the rate of  interest  payable thereon;  (c) change the  currency  of payment of any such Bond;  (d) impair the right to  institute  suit for the  enforcement  of any payment on or with respect to such Bond;  or (e) reduce the  percentage of the  principal  amount of Bonds  necessary for the taking of any action,  including  modification  or amendment of the Fiscal Agency  Agreement or the terms and conditions of the Bonds,  or reduce the quorum required at any meeting of registered holders of Bonds.

                  The term "Extraordinary  Resolution" is defined in the Fiscal Agency Agreement as a resolution passed at a meeting of registered  holders of Bonds by the affirmative  vote of the registered  holders of not less than 66?% of the principal amount of Bonds represented  at the meeting in person or by proxy and voted on the  resolution or as an instrument in writing  signed by the registered holders  of not less  than  66?% in  principal  amount  of the  outstanding  Bonds.  The  quorum at any such  meeting  for  passing  an
Extraordinary  Resolution  is one or more  registered  holders of Bonds present in person or by proxy who represent at least a majority in principal amount of the Bonds at the time outstanding,  or at any adjourned meeting called by the Province or the Registrar,  one or more persons being or representing registered holders of Bonds whatever the principal amount of the Bonds so held or represented.

                  All  notices to the  registered  holders  of Bonds will be  published  in English in the  Financial  Times in London,
England,  The Wall Street Journal in New York,  U.S.A.,  and The Globe and Mail in Toronto,  Canada.  If at any time publication in any such newspaper is not  practicable,  notices will be valid if published in an English  language  newspaper with general  circulation in the respective  market regions as the Province,  with the approval of the Registrar,  shall determine.  Any such notice shall be deemed to have been given on the date of such  publication  or, if published more than once or on different  dates, on the first date on which publication is made.

                  For so long as the Bonds are listed on the London  Stock  Exchange  and if the rules of such stock  exchange on which the Bonds are listed or the rules of the Financial  Services  Authority (UK) so require,  the Province agrees to appoint and maintain a paying agent in London.

                  Unless the certificate of authentication  hereon has been executed by the Registrar by manual signature,  this Global
Bond shall not be entitled to any benefit under the Fiscal Agency Agreement or be valid or obligatory for any purpose.

                  IN WITNESS WHEREOF, the Province of Ontario,  pursuant to due authorization of law, has caused this Global Bond to be duly executed by an authorized representative and the Seal of the Minister of Finance to be imprinted hereon.

DATED:  April 27, 2006                                    PROVINCE OF ONTARIO

                                                          By:
                                                              --------------------------
                                                              Authorized Signing Officer

                                                          SEAL OF THE MINISTER OF FINANCE

REGISTRAR'S CERTIFICATE
OF AUTHENTICATION

This is one of the Bonds of the series designated therein referred to in the within-mentioned Fiscal Agency Agreement.

THE BANK OF NEW YORK
  as Registrar

By:
   --------------------
   Authorized Signatory

                                                                                Underwriting Agreement

                                                                                                        CONFORMED COPY

                                            Dated as of April 20, 2006

                                                PROVINCE OF ONTARIO

                                                U.S.$1,000,000,000

                                          5.45% Bonds due April 27, 2016

                                             UNDERWRITING AGREEMENT

                                                Province of Ontario

                                              Underwriting Agreement

                                                                                                     April 20, 2006

BNP PARIBAS Securities Corp.
CIBC World Markets Corp.
Citigroup Global Markets Inc.
As representatives of the several Underwriters
c/o Citigroup Global Markets Inc.
    388 Greenwich Street
    New York, NY  10013
    U.S.A.

Dear Sirs:

                  The  Province  of  Ontario  (the  "Province")  proposes  to  sell  the  principal  amount  of its securities  identified  in Schedule I hereto (the  "Securities")  to the  underwriters  named in Schedule II hereto
(the "Underwriters"),  for whom you are acting as representatives (the  "Representatives").  The Securities will be issued  in the  form  of one or more  fully  registered  permanent  global  securities  (the  "Global  Securities")
registered  in the name of Cede & Co., as the  nominee of The  Depository  Trust  Company  ("DTC"),  subject to the provisions of the fiscal agency agreement  identified on Schedule I hereto (the "Fiscal Agency  Agreement").  As of
April 20, 2006,  (the "Time of Sale"),  the Province had prepared  the  following  information  (collectively,  the
"Time of Sale  Information"):  a Preliminary  Final  Prospectus  (as defined  below) dated April 20, 2006,  and the
Issuer Free Writing  Prospectus (as defined below) in the form of Schedule I hereto.  As used herein,  "Issuer Free
Writing  Prospectus"  shall have the meaning  assigned to the term "issuer free writing  prospectus" in Section 433 under the U.S.  Securities Act of 1933, as amended (the "U.S.  Securities  Act").  This Agreement is to confirm the arrangements with respect to the purchase of the Securities by the Underwriters.

1.       Representations  and  Warranties.   The  Province  represents  and  warrants  to,  and  agrees  with,  the
Underwriters that:

(i)      The Time of Sale  Information,  at the Time of Sale and at the Closing Date, did not and will not, contain any untrue  statement of a material fact or omit to state a material  fact  necessary in order to make the statements  therein,  in the light of the  circumstances  under  which  they were  made,  not  misleading;
         provided  that the  Province  makes no  representation  or  warranty  with  respect to any  statements  or omissions made in reliance upon and in conformity  with  information  furnished to the Province in writing by such Underwriter  through the Representatives  expressly for use in such Time of Sale Information.  The
         Issuer Free Writing  Prospectus  in the form of Schedule I hereto  complies in all material  respects with the U.S. Securities Act.

(ii)     The  Province  has filed with the U.S.  Securities  and  Exchange  Commission  (the "SEC") a  registration statement or  registration  statements  under  Schedule B of the U.S.  Securities  Act,  which has or have become  effective,  for the  registration  of any Securities  which may be sold in the United States under the U.S.  Securities  Act. Each such  registration  statement,  as amended at the date of this  Agreement, complies in all material  respects  with the  requirements  of the U.S.  Securities  Act and the rules and regulations  thereunder.  The Province has filed a Preliminary  Final  Prospectus  (as defined below) with the  SEC  pursuant  to  Rule  424  under  the  U.S.  Securities  Act,  which  has  been  furnished  to the
         Underwriters,  and  proposes  to file with the SEC  pursuant to Rule 424 under the U.S.  Securities  Act a supplement  to the form of prospectus  included in the most recent  registration  statement,  or amendment thereto,  filed with the SEC  relating  to the  Securities  and the plan of  distribution  thereof and has advised you of all  further  information  (financial  and other)  with  respect to the  Province to be set forth therein.  The  registration  statement or registration  statements,  including the exhibits  thereto and the documents  incorporated by reference therein, as amended at the date of this Agreement,  is or are herein  called  the  "Registration  Statement";  the  prospectus  in the form in which it  appears  in the
         Registration  Statement,  including the documents  incorporated by reference therein, is herein called the
         "Basic  Prospectus";  such supplemented  form of prospectus,  in the form in which it shall be first filed with  the SEC  pursuant  to Rule  424  after  the  date  hereof  (including  the  Basic  Prospectus  as so supplemented),  including the documents  incorporated  by reference  therein,  is herein called the "Final
         Prospectus";  and any preliminary  form of the Final  Prospectus  which has heretofore been filed pursuant to Rule 424 (including the Basic Prospectus as so supplemented),  including the documents  incorporated by reference therein, is herein called the "Preliminary Final Prospectus".

(iii)    The  documents  filed by the Province with the SEC pursuant to the U.S.  Securities  Exchange Act of 1934, as  amended  (the "U.S.  Exchange  Act") that are  incorporated  by  reference  in the  Preliminary  Final
         Prospectus  or the Final  Prospectus,  at the time they were filed with the SEC,  complied in all material respects with the requirements of the U.S. Exchange Act and the rules and regulations thereunder.

(iv)     The Province  will  publish a  prospectus  approved by the UK Listing  Authority  (as defined  below) (the
         "UKLA Prospectus") in compliance with Directive 2003/71/EC (the "European  Prospectus  Directive") and all
         laws,  regulations and rules implementing the European Prospectus Directive,  as amended from time to time and shall  submit (or procure the  submission  on its behalf of) such reports or  information  as may from time to time be  required  and  otherwise  comply with the  European  Prospectus  Directive  and all laws, regulations and rules implementing the European Prospectus Directive.

(v)      As of the date  hereof,  when the Final  Prospectus  is first  filed  pursuant  to Rule 424 under the U.S.
         Securities  Act,  when,  prior  to the  Closing  Date  (as  hereinafter  defined),  any  amendment  to the
         Registration  Statement becomes  effective,  when any supplement to the Final Prospectus is filed with the
         SEC and at the  Closing  Date,  (a) the  Registration  Statement,  as  amended as of any such time and the
         Final  Prospectus,  as  amended  or  supplemented  as of any such time,  complied  and will  comply in all material  respects  with  the  applicable  requirements  of the  U.S.  Securities  Act and the  rules  and regulations  thereunder  and (b) the  Registration  Statement,  as amended as of any such time, did not or will not contain any untrue  statement of a material  fact or omit to state any material  fact required to be stated  therein or  necessary in order to make the  statements  therein not  misleading,  and the Final
         Prospectus,  as amended or supplemented  as of any such time,  will not contain any untrue  statement of a material fact or omit to state any material  fact  required to be stated  therein or necessary in order to make the  statements  therein,  in the  light  of the  circumstances  under  which  they  were  made,  not misleading,  and  the  summary  set  out  in  the  Final  Prospectus  is  not  misleading,  inaccurate  or inconsistent  when read with other parts of the Final  Prospectus;  provided,  however,  that the Province makes  no  representations  or  warranties  as to  the  information  contained  in  or  omitted  from  the
         Registration  Statement  or the Final  Prospectus  or any  amendment  thereof  or  supplement  thereto  in reliance upon and in conformity with  information  furnished in writing to the Province by or on behalf of any Underwriter  through the  Representatives  specifically  for use in connection with the preparation of the Registration Statement or the Final Prospectus.

2.       Purchase  and Sale.  Subject to the terms and  conditions  and in reliance  upon the  representations  and warranties herein set forth, the Province agrees to sell to each Underwriter,  and each Underwriter,  severally and not  jointly,  agrees to purchase  from the  Province,  at the purchase  price set forth in Schedule I hereto,  the principal amount of the Securities set forth opposite such Underwriter's name in Schedule II hereto.

3.       Delivery  and  Payment.  Delivery  of and  payment  for the  Securities  shall be made at the  offices  of
Shearman & Sterling LLP, Commerce Court West, Suite 4405, Toronto,  Ontario,  Canada (or such other place as may be agreed to by the  Representatives  and the Province) at 9:00 a.m., Toronto time, on April 27, 2006 (or at such time on such later date not later than five  business  days after such  specified  date as the  Representatives  and the
Province shall agree upon), which date and time may be postponed by agreement between the  Representatives  and the
Province or as provided in Section 10  hereof (such date and time of delivery and payment for the Securities  being herein called the "Closing Date").  Delivery of the Global  Securities shall be made to the  Representatives  or to their order for the respective  accounts of the several  Underwriters  against payment by the several  Underwriters through the  Representatives  of the purchase  price thereof to the Province in  immediately  available  (same day)
funds  by  transfer  to a  U.S.  dollar  account  specified  by  the  Province.  The  Global  Securities  shall  be substantially  in the form annexed to the Fiscal  Agency  Agreement  and  registered  in the name of Cede & Co., as nominee of DTC.

                  The  Global   Securities   shall  be  made   available  for   inspection   and  checking  by  the
Representatives  in  Toronto,  Ontario not later than 3:00 P.M.  (Toronto  time) on the  business  day prior to the
Closing Date.  For purposes of this  Agreement,  "business day" shall mean a day on which banking  institutions  in the City of Toronto are not authorized or obligated by law or executive order to be closed.

4.       Listing.  The Province  agrees with the  Underwriters  to file or cause to be filed an  application to the
Financial  Services  Authority in its capacity as competent  authority under the Financial Services and Markets Act
2000,  as amended (the "UK Listing  Authority"),  for the  Securities to be admitted to the Official List of the UK
Listing  Authority  (the  "Official  List") and for the  Securities to be admitted to trading on the Gilt Edged and
Fixed  Interest  Market of the  London  Stock  Exchange  plc (the  "Stock  Exchange")  prior to the  Closing  Date.
References  herein to  "list",  "listed"  or  "listing"  when used in  relation  to the Stock  Exchange  shall mean admitted to the  Official  List and  admitted to trading on the Gilt Edged and Fixed  Interest  Market of the Stock
Exchange,  which is a regulated  market for the purposes of the  Investment  Services  Directive  (93/22/EEC).  The
Province  shall use all  reasonable  efforts  to cause the  Securities  to be listed on the Stock  Exchange  on the
Closing Date or within seven  business days  thereafter.  The Province  further agrees to furnish to the UK Listing
Authority and the Stock  Exchange all  documents,  instruments,  information  and  undertakings  and to publish all advertisements  or other  material  that may be necessary in order to effect the listing of the  Securities  and to cause the listing of the  Securities  on the Stock  Exchange to be continued  for so long as any of the  Securities remain outstanding;  provided,  however,  that if in the opinion of the Province,  the continuation of such listing shall become  unduly  onerous,  then the  Province may delist the  Securities  from the Stock  Exchange;  provided, further,  that if the  Securities  are to be so delisted  from the Stock  Exchange,  the Province will use its best efforts to obtain the  admission  to  listing,  trading  and/or  quotation  of the  Securities  by another  listing authority,  securities  exchange and/or  quotation  system  reasonably  acceptable to the  Representatives  and the
Province  prior to the  delisting of the  Securities  from the Stock  Exchange.  The  provisions  of this Section 4 shall apply to any other listing  authority,  securities  exchange and/or  quotation system on which the Securities may be admitted to listing, trading and/or quotation  mutatis mutandis.

5.       Agreements.  (a)  The Province and the Underwriters agree that:

(i)      Prior to the  termination of the offering of the  Securities,  the Province will not file any amendment to the Registration  Statement,  any supplement to the Time of Sale Information or the Final  Prospectus,  or
         any document that would as a result thereof be incorporated  by reference in the Time of Sale  Information or the Final  Prospectus,  unless the Province has furnished to the  Underwriters  a copy for their review prior to  filing  and will not file any such  proposed  amendment,  supplement  or  document  to which the
         Underwriters  reasonably  object,  except that the Underwriters may not object to the filing,  as exhibits to an amendment on Form 18-K/A to the  Province's  Annual Report on Form 18-K, of reports  prepared by the
         Province  and the  Ontario  Electricity  Financial  Corporation  in the  ordinary  course.  Subject to the foregoing  sentence,  the Province will cause any Preliminary Final Prospectus and the Final Prospectus to
         be filed (or mailed for filing) with the SEC  pursuant to Rule 424 and the  Province  will file any Issuer
         Free Writing  Prospectus to the extent  required by Rule 433 under the U.S.  Securities  Act. The Province will promptly advise the  Representatives  (i) when the Time of Sale Information,  the Final Prospectus or any document that would as a result thereof be incorporated  by reference in the Time of Sale  Information or the Final  Prospectus  shall  have been  filed  (or  mailed  for  filing)  with the SEC,  (ii) when any amendment to the Registration  Statement relating to the Securities shall have become effective,  (iii) of any request by the SEC for any  amendment of the  Registration  Statement or amendment of or supplement to the Time of Sale  Information or the Final Prospectus or for any additional  information  relating thereto or to  any  document  incorporated  by  reference  in  the  Preliminary  Final  Prospectus  or  the  Final
         Prospectus,  (iv) of the  issuance  by the SEC of any  stop  order  suspending  the  effectiveness  of the
         Registration  Statement or the  institution  or  threatening of any proceeding for that purpose and (v) of the receipt by the Province of any  notification  with respect to the suspension of the  qualification  of the  Securities for sale in any  jurisdiction  or the initiation or threatening of any proceeding for such purpose.  The  Province  will use its best  efforts to prevent the issuance of any such stop order and, if issued, to obtain as soon as possible the withdrawal thereof.

(ii)     Before using or filing any Issuer Free Writing  Prospectus,  other than the Issuer Free Writing Prospectus in the form of Schedule I hereto,  the Province  will furnish to the  Representatives  and counsel for the
         Underwriters  a copy of the proposed  Issuer Free Writing  Prospectus  for review and will not use or file any such Issuer Free Writing Prospectus to which the  Representatives  reasonably object provided that the
         Representatives may not object to a filing that is required.

(iii)    If, at any time when a prospectus  relating to the  Securities is required to be delivered  under the U.S.
         Securities  Act,  any  event  occurs  as a result  of  which  the Time of Sale  Information  or the  Final
         Prospectus as then amended or supplemented  would include any untrue  statement of a material fact or omit to state any material  fact  necessary to make the  statements  therein in the light of the  circumstances under which they were made not  misleading,  or if it shall be necessary to amend or  supplement  the Time of Sale  Information  or the Final  Prospectus  to comply  with the U.S.  Securities  Act or the rules and regulations  thereunder,  the Province  promptly will prepare and file with the SEC,  subject to the first sentence in paragraph  (a)(i) of this Section 5, an amendment or  supplement at its own expense which will correct such statement or omission or an amendment which will effect such compliance.

(iv)     The  Province  shall  update  or amend the UKLA  Prospectus  by the  publication  in  accordance  with the
         European  Prospectus  Directive  of a  supplement  thereto  or an update  thereof  in the event that (A) a significant new factor,  material mistake or inaccuracy  relating to the information  included in the UKLA
         Prospectus  which is capable of affecting the assessment of the Securities  arises or is noted,  or (B) if there is any Significant (as defined below) change  affecting any matter  contained in the UKLA Prospectus or a Significant  new matter  arises,  the inclusion of information in respect of which would have been so required if it had arisen when the UKLA  Prospectus  was prepared,  or if such  supplement or update would be required by the UK Listing  Authority  prior to the listing of such  Securities.  Without  prejudice to the generality of the foregoing,  the Province  undertakes  that in the period from and including the date when the UKLA  Prospectus  is  approved by the UK Listing  Authority  to and  including  the date when the
         Securities  are  issued  it will only  prepare  and  publish a  supplement  to,  or  update  of,  the UKLA
         Prospectus  if it is required,  or has  reasonable  grounds to believe  that it is  required,  to do so in order to comply with  Section 87G of the  Financial  Services  and Markets Act 2000.  For the  purposes of this clause,  "Significant"  means  significant  for the purposes of making an informed  assessment of (A)
         the assets and liabilities,  financial position,  profits and losses and prospects of the Province and (B)
         the rights attaching to the Securities.

(v)      The Province will make generally  available to its security holders and to the  Representatives as soon as practicable  after the close of its first fiscal year beginning  after the date hereof,  statements of its revenues and  expenditures  for such fiscal year which will satisfy the provisions of Section 11(a) of the
         U.S. Securities Act and the applicable rules and regulations thereunder.

(vi)     The  Province  will  furnish  to  the  Representatives,  upon  request,  without  charge,  copies  of  the
         Registration  Statement  (including exhibits thereto and documents  incorporated by reference therein) and each  amendment  thereto  which shall  become  effective  on or prior to the Closing  Date and, so long as delivery of a  prospectus  by an  Underwriter  or a dealer may be required by the U.S.  Securities  Act or publication of a prospectus may be required by the European  Prospectus  Directive,  as many copies of any
         Preliminary  Final  Prospectus,  any Issuer  Free  Writing  Prospectus  and the Final  Prospectus  and any
         amendments thereof and supplements thereto as the Representatives may reasonably request.

(vii)    The  Province  will  arrange  for  the  qualification  of the  Securities  for  offer  and  sale  and  the determination  of their  eligibility  for investment  under the  securities  laws of such states and other jurisdictions  of the  United  States  as  the  Representatives  may  designate  and  will  maintain  such qualifications  in effect so long as required for the distribution of the Securities;  provided,  however, that the Province  shall not be obligated to consent to general  service of process  under the laws of any state or other jurisdiction.

(viii)   If the Province  has agreed with the  relevant  Representative(s)  that the UK Listing  Authority  will be requested  to provide a  certificate  of approval  to the  competent  authority  of one or more EEA Member
         State(s) under Article 17 and Article 18 of the European Prospectus  Directive,  the arrangements relating to such request  (including,  but not limited to, the cost of preparing any summary  required  pursuant to
         Article 19 of the  European  Prospectus  Directive)  will be agreed  between the Province and the relevant
         Representative(s) at the relevant time.

                           In any such case, the Province  undertakes that it will use all reasonable  endeavors to procure the delivery of a  certificate  of approval by the  competent  authority in the United  Kingdom to the  competent  authority  in each such EEA Member  State as agreed  between the Province and the relevant
         Representative(s).

                           Any  translation  of the  summary  pursuant  to  Article 19 of the  European  Prospectus
         Directive  shall  be  accurate  and  complete  in all  material  respects  and  shall  not be  misleading, inaccurate or inconsistent when read together with the UKLA Prospectus.

                           For the  purposes  of the above,  "EEA  Member  State"  means the  member  states of the
         European Union, together with Iceland, Norway and Liechtenstein.

(ix)     The Province  will pay (i) all expenses in  connection  with (a) the  preparation,  issue,  execution  and delivery of the  Securities  (including  fees of the  registrar,  fiscal agent,  transfer agent and paying agents and the fees and expenses of the  Province's  legal  advisors),  (b) the fee incurred in filing the
         Registration  Statement  (including all amendments  thereto),  any Issuer Free Writing  Prospectus and any
         Time of Sale  Information  with the SEC, (c) all costs,  expenses,  fees or commissions,  payable on or in connection  with the granting of listing for the  Securities on the Stock Exchange and (d) any fee payable to  rating  services  in  connection  with the  rating of the  Securities,  (ii) the cost of  copying  the documents  incorporated  by reference in the Time of Sale  Information  and the Final  Prospectus  in such quantities  as the  Representatives  may  reasonably  request  and the  cost  of  delivering  the  same to locations  designated by the  Representatives  and satisfactory to the Province in its reasonable judgment and (iii) all stamp duties or other like taxes and duties or value added taxes  payable  under the laws of the United Kingdom upon and in connection  with the execution,  issue and  subscription  of the Securities or the execution and delivery of this  Agreement  and the Fiscal Agency  Agreement.  Except as provided in
         Section  9  hereof,  the  Province  shall  not be  required  to pay or bear  any fees or  expenses  of the
         Underwriters.

(x)      The  Underwriters  will pay all costs incurred in connection with the printing of the Final Prospectus and each Preliminary Final Prospectus  (including all amendments thereof or supplements  thereto),  any Issuer
         Free Writing  Prospectus and the cost of delivering the same to locations  designated by the Underwriters, the Province and each of their counsel.

(b)      Each Underwriter agrees that:

(i)      It will  cause  the  Representatives  to  deliver  to the  Province  a letter  prior to the  Closing  Date containing  the total  sales of the  Securities  made in the  initial  distribution  in the United  States together  with an estimate of the number of  Securities  reasonably  expected to be sold within the United
         States in secondary market transactions within 40 days of the Closing Date;  provided,  however,  that the
         Underwriters  shall bear no  responsibility  for any  discrepancy  between  such  estimate  and the actual number of Securities  sold within the United States  pursuant to such  secondary  market  transactions  in such time period.

(ii)     It has not and will not use,  authorize use of, refer to, or  participate  in the planning for use of, any
         "free writing  prospectus" (as defined in Rule 405 under the U.S. Securities Act) (which term includes use of any written  information  furnished to the SEC by the Province and not  incorporated  by reference into the  Registration  Statement and any press release issued by the Province)  other than (A) the Issuer Free
         Writing  Prospectus in the form of Schedule I hereto or prepared  pursuant to Section  5(a)(ii)  above, or
         (B) any "free writing  prospectus"  prepared by such  Underwriter  and provided to and consented to by the
         Province in advance in writing  (each such "free  writing  prospectus"  referred to in this clause (B), an
         "Underwriter Free Writing  Prospectus");  provided that the Underwriters may use a Bloomberg term sheet in accordance with Section 5(b)(iv) below.

(iii)    It has not and will not  distribute  any  Underwriter  Free  Writing  Prospectus  referred  to in  Section
         5(b)(ii)(B) in a manner reasonably  designed to lead to its broad  unrestricted  dissemination  unless the
         Province has consented in advance in writing to such dissemination.

(iv)     It has not and will  not,  without  the prior  written  consent  of the  Province,  use any "free  writing prospectus",  that  contains  the final terms of the  Securities  unless such terms have  previously  been included  in an Issuer  Free  Writing  Prospectus  filed or to be filed  with the SEC;  provided  that the
         Underwriters  may use a Bloomberg  term sheet that contains some or all of the  information  in Schedule I hereto without the consent of the Province;  provided  further that any Underwriter  using such term sheet shall notify the Province,  and provide a copy of such Bloomberg term sheet to the Province,  prior to, or substantially concurrently with, the first use of such term sheet.

(v)      It is not subject to any pending  proceeding  under Section 8A of the U.S.  Securities Act with respect to the  offering  (and will  promptly  notify the  Province if any such  proceeding  against it is  initiated during the period  that  delivery of a  prospectus  by an  Underwriter  or a dealer may be required by the
         U.S. Securities Act).

6.       Selling Restrictions.

(a)      European Economic Area.

                  In  relation  to each  Member  State of the  European  Economic  Area which has  implemented  the
European  Prospectus  Directive (each, a "Relevant Member State"),  each of the  Underwriters,  on behalf of itself and each of its affiliates  that  participates in the initial  distribution of the Securities,  has represented and agreed that with effect from and including the date on which the European  Prospectus  Directive is  implemented in that  Relevant  Member  State (the  "Relevant  Implementation  Date") it has not made and will not make an offer of
Securities  to the public in that  Relevant  Member State prior to the  publication  of a prospectus in relation to the  Securities  which has been  approved by the  competent  authority  in that  Relevant  Member  State or,  where appropriate,  approved in another  Relevant  Member State and notified to the competent  authority in that Relevant
Member State, all in accordance with the European  Prospectus  Directive,  except that it may, with effect from and including the Relevant  Implementation  Date,  make an offer of  Securities  to the public in that Relevant  Member
State at any time:

(i)      to legal  entities  which are  authorised or regulated to operate in the  financial  markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(ii)     to any legal  entity  which has two or more of (1) an  average of at least 250  employees  during the last financial  year;  (2) a total  balance  sheet of more than(euro)43,000,000  and (3) an annual net turnover of more than(euro)50,000,000, as shown in its last annual or consolidated accounts; or

(iii)    in any other  circumstances  which do not require the publication by the Province of a prospectus pursuant to Article 3 of the European Prospectus Directive.

                  For the purposes of this  provision,  the  expression  an "offer of  Securities to the public" in relation to any  Securities in any Relevant  Member State means the  communication  in any form and by any means of sufficient  information  on the terms of the offer and the  Securities to be offered so as to enable an investor to decide to purchase  or  subscribe  the  Securities,  as the same may be varied in that Member  State by any measure implementing  the  European  Prospectus  Directive  in that Member State and the  expression  "European  Prospectus
Directive"  means  Directive  2003/71/EC  and includes any relevant  implementing  measure in each Relevant  Member
State.

(b)      United  Kingdom.  Each  of the  Underwriters,  on  behalf  of  itself  and  each  of its  affiliates  that participates in the initial distribution of the Securities, represents and agrees that:

(i)      it has  only  communicated  or  caused  to be  communicated  and  will  only  communicate  or  cause to be communicated an invitation or inducement to engage in investment  activity  (within the meaning of Section
         21 of the Financial  Services and Markets Act 2000 ("FSMA"))  received by it in connection  with the issue or sale of the  Securities  in  circumstances  in which  Section  21(1) of the FSMA  does not apply to the
         Province; and

(ii)     it has  complied  and will comply with all  applicable  provisions  of the FSMA with  respect to anything done by it in relation to the Securities in, from or otherwise involving the United Kingdom.

(c)      Japan.  The Securities  have not been and will not be registered  under the Securities and Exchange Law of
Japan and,  accordingly,  the  Underwriters,  on behalf of themselves and each of their respective  affiliates that participates in the initial  distribution of the Securities,  each undertake that they have not offered or sold and will not  offer or sell any  Securities,  directly  or  indirectly,  in Japan or to,  or for the  benefit  of,  any
Japanese Person or to others for re-offering or resale,  directly or indirectly,  in Japan or to or for the benefit of any Japanese  Person except  pursuant to an exemption from the  registration  requirements of the Securities and
Exchange  Law of Japan,  and  under  circumstances  which  will  result in  compliance  with all  applicable  laws, regulations and guidelines  promulgated by the relevant  Japanese  governmental  and regulatory  authorities and in effect at the  relevant  time.  For the  purposes  of this  paragraph,  "Japanese  Person"  shall  mean any  person resident in Japan,  including any  corporation or other entity  organized  under the laws of Japan.  As part of the offering  of the  Securities,  the  Underwriters  may offer the  Securities  in Japan to a list of 49  offerees  in accordance with this Section 6(c).

(d)      Hong Kong.  Each of the  Underwriters,  on behalf of itself and each of its affiliates  that  participates in the initial  distribution of the Securities,  represents and agrees that (1) it has not offered or sold and will not  offer  or sell in Hong  Kong,  by  means of any  document,  any  Securities  other  than (i) to  "professional investors"  within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong ("SFO") and any rule made  under the SFO,  or (ii) in other  circumstances  which do not  result in the  document  being a  "prospectus"
within the meaning of the Companies  Ordinance  (Cap.  32) of Hong Kong or which do not  constitute an offer to the public within the meaning of that  Ordinance;  and (2) it has not issued or had in its  possession for the purposes of  issue,  and will not  issue or have in its  possession  for the  purposes  of  issue,  whether  in Hong Kong or elsewhere,  any  advertisement,  invitation or document  relating to the  Securities,  which is directed at, or the contents  of which are likely to be  accessed  or read by, the public in Hong Kong  (except if  permitted  to do so under the  securities  laws of Hong Kong) other than with respect to  Securities  which are intended to be disposed of only to persons outside Hong Kong or only  "professional  investors" within the meaning of the SFO and any rules made thereunder.

(e)      Sale and  Distribution.  In addition to the provisions of Sections 6(a),  (b), (c) and (d) above,  each of the  Underwriters,  on behalf of itself and each of its  respective  affiliates  that  participates  in the initial distribution  of the  Securities,  represents  to and agrees with the Province  that it and each of its  respective affiliates  (i) has not offered,  sold or delivered and will not offer,  sell or deliver,  directly or  indirectly, any of the Securities or distribute the Basic Prospectus,  any Preliminary Final Prospectus,  the Final Prospectus,
the Time of Sale  Information,  any "free  writing  prospectus",  or any other  offering  material  relating to the
Securities,  in or from any  jurisdiction  except under  circumstances  that will, to the best of its knowledge and belief, after reasonable  investigation,  result in compliance with the applicable laws and regulations thereof and which  will  not  impose  any  obligations  on the  Province  except  as  contained  in this  Agreement,  and  (ii)
notwithstanding  the foregoing  clause (i), will not distribute any Preliminary  Final Prospectus or the other Time of Sale Information outside the United States.

(f)      Authorizations.  Without  prejudice to the provisions of Sections 6(a),  (b), (c), (d), and (e) and except for the  qualification  of the  Securities  for  offer  and sale and the  determination  of their  eligibility  for investment  under the  applicable  securities  laws of such  jurisdictions  as the  Representatives  may  designate pursuant to Section  5(a)(vii),  the Province shall not have any  responsibility  for, and the  Underwriters  agree with the Province that the  Underwriters  and their  respective  affiliates will obtain,  any consent,  approval or authorization  required by them for the  subscription,  offer,  sale or  delivery by them of any of the  Securities under the laws and  regulations  in force in any  jurisdiction  to which they are  subject or in or from which they make such subscription, offer, sale or delivery of any of the Securities.

7.       Conditions to the Obligations of the  Underwriters.  The  obligations of the  Underwriters to purchase the
Securities  shall be subject to the  accuracy of the  representations  and  warranties  on the part of the Province contained  herein as of the date hereof,  as of the date of the  effectiveness of any amendment to the Registration
Statement  filed  prior to the  Closing  Date  (including  the filing of any  document  incorporated  by  reference therein) and as of the Closing  Date, to the accuracy of the  statements  of the Province made in any  certificates pursuant to the  provisions  hereof,  to the  performance by the Province of its  obligations  hereunder and to the following additional conditions:

(a)      No stop order suspending the  effectiveness of the Registration  Statement,  as amended from time to time, shall have been issued and no  proceedings  for that purpose  shall have been  instituted  or  threatened;  and the
Final  Prospectus  shall have been filed with the SEC pursuant to Rule 424 not later than 5:00 P.M.,  New York City time, on the second  business day  following the date hereof or  transmitted  by a means  reasonably  calculated to result in filing with the SEC by such date;  and each Issuer Free  Writing  Prospectus,  to the extent  required by
Rule 433 under the U.S. Securities Act, shall have been filed with the SEC under the U.S. Securities Act.

(b)      The Province shall have furnished to the  Representatives,  on behalf of the Underwriters,  on or prior to the Closing  Date,  a written  opinion  dated the Closing Date of the Deputy  Attorney  General,  Assistant  Deputy
Attorney  General,  Acting Assistant Deputy Attorney General of the Province or any solicitor who is an employee of the Crown and seconded to the Legal Services Branch,  Ministry of Finance,  addressed to the Minister of Finance of the Province to the effect that, based on the assumptions and subject to the qualifications set forth therein:

(i)      this  Agreement has been duly  authorized,  executed and delivered by the Province in accordance  with the laws of the Province and the Order or Orders of the  Lieutenant  Governor in Council  applicable  thereto, and constitutes a legal,  valid and binding  agreement of the Province  enforceable in accordance with its terms;

(ii)     the  Fiscal  Agency  Agreement  has been duly  authorized,  executed  and  delivered  by the  Province  in accordance  with the laws of the  Province and the Order or Orders of the  Lieutenant  Governor in Council
         applicable  thereto,  and,  assuming due execution and delivery by the Fiscal Agent,  constitutes a legal, valid and binding agreement of the Province enforceable in accordance with its terms;

(iii)    the  Securities  have been duly  authorized  and the  Global  Securities  have been duly  executed  by the
         Province in accordance  with the laws of the Province and the Order or Orders of the  Lieutenant  Governor
         in Council  applicable  thereto,  and, when  authenticated in accordance with the provisions of the Fiscal
         Agency  Agreement  and  delivered to and paid for by the  Underwriters  pursuant to this  Agreement,  will constitute  legal,  valid and binding  obligations of the Province,  enforceable in accordance  with their terms;

(iv)     the  statements  in the  Preliminary  Final  Prospectus  and  the  Final  Prospectus  under  the  headings
         "Description  of Debt  Securities  and  Warrants-- Canadian  Income Tax  Considerations"  and  "Taxation--
         Canadian Taxation" are accurate in all material respects subject to the qualifications therein stated;

(v)      the payment of  principal  of and  interest on the  Securities  will be a charge on and payable out of the
         Consolidated  Revenue  Fund of the  Province of Ontario (as defined in the  Financial  Administration  Act
         (Ontario));

(vi)     no  authorization,  consent,  waiver or approval of, or filing,  registration,  qualification or recording with, any  governmental  authority of the Province of Ontario or of Canada is required in connection  with the execution,  delivery and performance by the Province of this Agreement or the Fiscal Agency  Agreement or the sale of the Securities by the Province in the manner  contemplated  in this Agreement and the Final
         Prospectus,  except for the Order or Orders of the  Lieutenant  Governor in Council and an approval  under section 28 of the Financial Administration Act (Ontario), which have been obtained;

(vii)    no stamp or other  similar  duty or levy is payable  under the laws of the Province of Ontario or the laws of Canada  applicable in the Province in connection  with the execution,  delivery and  performance by the
         Province of this Agreement and the Fiscal Agency  Agreement,  or in connection  with the issue and sale of the  Securities  by the  Province  in the  manner  contemplated  in  this  Agreement,  the  Time  of  Sale
         Information and the Final Prospectus; and

(viii)   Her  Majesty  the Queen in right of Ontario  may be sued in the  courts of the  Province  of Ontario  with regard  to  any  claims  arising  out of or  relating  to  the  obligations  of  the  Province  under  the
         Securities.  No law in the Province of Ontario  requires  the consent of any public  official or authority for suit to be brought or  judgment  to be  obtained  against  Her  Majesty  the Queen in right of Ontario arising out of or relating to the  obligations  of the Province  under the  Securities,  though in certain circumstances  prior notice and  particulars of a claim must be given to Her Majesty the Queen in right of
         Ontario.  An amount  payable by Her  Majesty  the Queen in right of  Ontario  under an order of a court of the  Province  of  Ontario  that is final and not  subject to appeal is  payable  out of the  Consolidated
         Revenue Fund of the Province of Ontario pursuant to the Proceedings Against the Crown Act (Ontario).

(c)      The  Representatives,  on behalf  of the  Underwriters,  shall  have  received  on the  Closing  Date from
Shearman & Sterling LLP,  United States counsel to the Province,  favorable  opinions dated the Closing Date to the effect that:

(i)      the statements in the Preliminary Final Prospectus,  read together with the Time of Sale Information,  and the Final  Prospectus  under the  caption  "Description  of the  Bonds",  "Clearing  and  Settlement"  and
         "Underwriting",  in each case,  insofar as such statements  constitute  summaries of documents referred to therein, fairly summarize in all material respects the documents referred to therein;

(ii)     the statements in the Preliminary Final Prospectus,  read together with the Time of Sale Information,  and the Final  Prospectus  under the caption  "Description  of Debt  Securities  and  Warrants-- United States
         Income  Tax   Considerations",   as   supplemented  by  "Taxation --  United  States  Federal  Income  Tax
         Considerations",  in each case, insofar as such statements  constitute summaries of legal matters referred to therein, fairly summarize in all material respects the legal matters referred to therein;

(iii)    each of the  Registration  Statement and the Final  Prospectus,  excluding the documents  incorporated  by reference  therein,  and any  supplements or amendments  thereto (other than the financial  statements and other  financial or statistical  data  contained  therein or omitted  therefrom,  as to which such counsel need  not  express  any  opinion)  appears  on its face to be  appropriately  responsive  in all  material respects to the  requirements of the U.S.  Securities Act and the applicable  rules and regulations of the
         SEC thereunder; and

(iv)     each of the documents  incorporated by reference in the Preliminary Final  Prospectus,  read together with the Time of Sale  Information,  and the Final  Prospectus  (other than the financial  statements and other financial  or  statistical  data  contained  therein or omitted  therefrom,  as to which such counsel need express no opinion),  except to the extent that any  statement  therein is modified or  superseded  in the
         Preliminary  Final Prospectus or the Final  Prospectus,  at the time it was filed with the SEC, appears on its  face to be  appropriately  responsive  in all  material  respects  to the  requirements  of the  U.S.
         Exchange Act and the applicable rules and regulations of the SEC thereunder.

                  Such counsel shall also state that  although they have not verified,  are not passing upon and do not assume any  responsibility  for, the  accuracy,  completeness  or fairness of the  statements  contained in the
Registration  Statement,   the  Time  of  Sale  Information  or  the  Final  Prospectus  (including  the  documents incorporated by reference  therein),  such counsel has, however,  generally  reviewed and discussed such statements with  representatives  of the Ontario  Financing  Authority  and  Ministry of Finance of the  Province  and, in the
course of such review and  discussion,  no facts have come to such counsel's  attention  which gives them reason to believe that (A) that the  Registration  Statement  (including  the documents  incorporated  by reference  therein, other  than the  financial  statements  and other  financial  or  statistical  data  contained  therein  or omitted therefrom,  as to which  such  counsel  has not been  requested  to  comment),  at the  time it  became  effective, contained  an untrue  statement  of a  material  fact or omitted to state a  material  fact  required  to be stated
therein or necessary in order to make the statements  therein not misleading,  (B) the Final  Prospectus as amended or  supplemented,  if  applicable  (including  the  documents  incorporated  by reference  therein,  other than the financial  statements and other financial or statistical data contained therein or omitted  therefrom,  as to which such  counsel  has not  been  requested  to  comment),  as of the  date of such  Final  Prospectus  as  amended  or supplemented,  if applicable,  or the Closing Date, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact  necessary in order to make the statements  therein,  in the light of the circumstances  under which they were made, not misleading or (C) the Time of Sale Information,  at the Time of Sale
(which such counsel may assume to be the date of the Underwriting  Agreement) (other than the financial  statements and other financial or statistical data contained  therein or omitted  therefrom,  as to which such counsel has not been requested to comment),  contained any untrue  statement of a material fact or omitted to state a material fact necessary in order to make the statements  therein,  in the light of the circumstances  under which they were made, not misleading.

                  In giving  such  opinions,  such  counsel  may rely,  without  independent  investigation,  as to matters  relating  to the  federal  law of Canada or the laws of the  Province  of  Ontario,  on the opinion of the
Deputy Attorney  General,  Assistant  Deputy Attorney  General,  Acting  Assistant  Deputy Attorney  General of the
Province or any solicitor who is an employee of the Crown and seconded to the Legal  Services  Branch,  Ministry of
Finance, rendered pursuant to Section 7(b) hereof.

(d)      The  Representatives,  on behalf of the  Underwriters,  shall have received on the Closing Date from Davis
Polk & Wardwell,  United States counsel for the  Underwriters,  and Stikeman Elliott LLP,  Canadian counsel for the
Underwriters,  favorable  opinions  dated the Closing Date as to the form and validity of the  Securities and as to the  proceedings  and other  related  matters  incident to the issuance and sale of the  Securities  on the Closing
Date, and the  Representatives,  on behalf of the Underwriters,  shall have received on the Closing Date from Davis
Polk & Wardwell a favorable  opinion dated the Closing Date with respect to the  Registration  Statement,  the Time of Sale  Information  and the Final  Prospectus  and other related  matters as the  Representatives  may reasonably require.  In giving their  opinion,  Davis Polk & Wardwell may rely upon the opinion of Stikeman  Elliott LLP as to matters of Canadian and Ontario law.

(e)      The Province shall have furnished to the  Representatives,  on behalf of the Underwriters,  on the Closing
Date a  certificate  of the  Province,  signed by the duly  authorized  officer of the Province (who may rely as to proceedings pending or contemplated upon the best of his knowledge), dated the Closing Date, to the effect that:

(i)      the  representations  and  warranties  of the  Province  in this  Agreement  are true and  correct  in all material  respects on and as of the Closing  Date with the same effect as if made on the Closing  Date and the Province has complied  with all the  agreements  and  satisfied  all the  conditions on its part to be performed or satisfied at or prior to the Closing Date;

(ii)     no stop order  suspending the  effectiveness of the Registration  Statement,  as amended,  has been issued and no proceedings for that purpose have been instituted or, to the Province's knowledge, threatened; and

(iii)    there has been no material  adverse  change in the  financial,  economic or  political  conditions  of the
         Province  from  those  set  forth  in or  contemplated  by the  Registration  Statement,  the Time of Sale
         Information and the Final Prospectus other than changes arising in the ordinary and normal course.

(f)      Subsequent  to the execution of this  Agreement and on or prior to the Closing Date,  there shall not have been any decrease in the ratings of any of the Province's  long-term debt securities by Moody's  Investors  Service or Standard & Poor's, a division of The McGraw-Hill Companies, Inc.

(g)      The UKLA  Prospectus  shall have been approved by the UK Listing  Authority and shall have been  published in accordance with the European Prospectus Directive.

(h)      Application  shall  have been made on or prior to the  Closing  Date to list the  Securities  on the Stock
Exchange.

(i)      Prior to the  Closing  Date,  the  Province  shall have  furnished  to the  Representatives  such  further information, certificates and documents as the Representatives may reasonably request.

                  If any of the  conditions  specified  in this  Section 7  shall  not have been  fulfilled  in all material  respects when and as provided in this  Agreement,  or if any of the opinions and  certificates  mentioned above or elsewhere in this Agreement  shall not be in all material  respects  reasonably  satisfactory  in form and substance  to the  Representatives,  this  Agreement  and all  obligations  of the  Underwriters  hereunder  may be cancelled  at, or at any time  prior to,  the  Closing  Date by the  Representatives.  Notice of such  cancellation shall be given to the Province in writing or by telephone or facsimile  transmission,  in either case  confirmed in writing.

8.       Stabilization and  Over-allotment.  Any  over-allotment  or stabilization  transaction by the Underwriters in connection  with the  distribution  of the  Securities  shall be effected by them on their own behalf and not as agents of the Province,  and any gain or loss arising  therefrom shall be for their own account.  The  Underwriters acknowledge  that the Province has not been  authorized to issue  Securities in excess of the principal  amount set forth in Schedule I hereto.  The  Underwriters  also  acknowledge that the Province has not authorized the carrying out by the Underwriters of stabilization  transactions  other than in conformity with applicable  rules,  including those made pursuant to applicable  United  Kingdom  legislation  and  Regulation M under the U.S.  Exchange Act (if applicable).

9.       Indemnification and Contribution.

(a)      The Province  agrees to indemnify and hold  harmless  each  Underwriter  and each of its  affiliates  that participates  in the initial  distribution  of the Securities  and each person who controls any  Underwriter or any such affiliate  within the meaning of either the U.S.  Securities Act or the U.S.  Exchange Act against any and all losses,  claims,  damages or liabilities,  joint or several,  to which they or any of them may become subject under the laws of any  jurisdiction,  including  but not limited to the U.S.  Securities  Act,  the U.S.  Exchange Act or
other United States  Federal or state  statutory  law or  regulation,  at common law or otherwise,  insofar as such losses,  claims,  damages or liabilities (or actions in respect  thereof) arise out of or are based upon any untrue statement  or  alleged  untrue  statement  of a material  fact  contained  in the  Registration  Statement  for the registration  of the  Securities  as  originally  filed  or in  any  amendment  thereof,  including  all  documents incorporated by reference,  or in the Basic Prospectus,  any Preliminary Final Prospectus,  any Issuer Free Writing
Prospectus,  any Time of Sale  Information  or the Final  Prospectus,  or in any  amendment  thereof or  supplement thereto,  or arise out of or are based upon the  omission  or alleged  omission  to state  therein a material  fact required  to be  stated  therein  or  necessary  to make the  statements  therein  not  misleading,  and  agrees to reimburse,  as incurred,  each such indemnified party, for any legal or other expenses  reasonably incurred by them in  connection  with  investigating  or defending  any such loss,  claim,  damage,  liability or action;  provided, however,  that (i) the  Province  will not be liable  in any such case to the  extent  that any such  loss,  claim, damage or  liability  arises out of or is based upon any such  untrue  statement  or alleged  untrue  statement  or omission or alleged  omission made therein in reliance upon and in conformity  with written  information  furnished to the Province by or on behalf of any Underwriter through the  Representatives  specifically for use in connection with the preparation  thereof and (ii) such indemnity with respect to the Basic  Prospectus,  any Preliminary Final
Prospectus,  any Issuer Free Writing  Prospectus or any Time of Sale Information  shall not enure to the benefit of any  Underwriter  or affiliate  thereof (or any person  controlling  any  Underwriter  or affiliate)  from whom the person asserting any such loss, claim,  damage or liability  purchased the Securities which are the subject thereof if such person did not  receive the Time of Sale  Information  at or prior to the sale of such  Securities  to such person and the untrue statement or omission of a material fact contained in the Basic  Prospectus,  any Preliminary
Final  Prospectus  or any Issuer Free  Writing  Prospectus  was  corrected  in the Time of Sale  Information.  This indemnity agreement will be in addition to any liability which the Province may otherwise have.

(b)      Each Underwriter, severally and not jointly, agrees to indemnify and hold harmless the Province:

(i)      to the same extent as the  foregoing  indemnity  from the  Province to such  Underwriter,  but only to the extent that such untrue  statement or alleged  untrue  statement or omission or alleged  omission was made in reliance upon and in conformity with written  information  furnished to the Province by or on behalf of such  Underwriter  through the  Representatives  specifically  for use in the preparation of the documents referred to in the foregoing indemnity;

(ii)     against any and all losses,  claims,  damages or liabilities,  joint or several, to which the Province may become subject under the laws of any jurisdiction,  including but not limited to the U.S.  Securities Act, the U.S.  Exchange Act or other United States Federal or state statutory law or regulation,  at common law or otherwise,  insofar as such losses,  claims,  damages or  liabilities  (or actions in respect  thereof)
         arise out of or are based upon any  untrue  statement  or  alleged  untrue  statement  of a material  fact contained in any document  prepared by such  Underwriter  and  distributed  by it in  connection  with the offering of the Securities,  including any "free writing  prospectus",  or which arise out of or are based upon the omission or alleged  omission to state therein a material fact  necessary to make the  statements therein  not  misleading,  and  which  statement  or  omission  is not  contained  in  the  Time  of  Sale
         Information, the Final Prospectus or the agreed press releases; and

(iii)    against any and all losses,  claims,  damages or liabilities,  joint or several, to which the Province may become subject arising out of or in connection  with a breach by such  Underwriter (or its affiliates that participate in the initial  distribution of the Securities) of any  representation,  or failure to perform or observe any agreement, contained in Section 6 of this Agreement.

                  Each  Underwriter,  severally  and not jointly,  agrees to reimburse,  as incurred,  any legal or other expenses  reasonably  incurred by the Province in connection with  investigating  or defending any such loss, claim,  damage,  liability or action  referred to in clauses (i), (ii) and (iii) above.  This  indemnity  agreement will be in addition to any liability  which any  Underwriter  may otherwise  have. The Province  acknowledges,  for the purposes of clause (i) above,  that the statements set forth under the heading  "Underwriting"  (except for the statements in the paragraphs  relating to the European  Economic  Area,  the FSMA and the securities  laws of Japan and Hong Kong and the  sentence  relating to stamp taxes and other  charges and  expenses of the  offering)  in any
Preliminary  Final  Prospectus or the Final Prospectus  constitute the only information  furnished in writing by or on behalf of the Underwriters  for inclusion in any of the documents  referred to in the foregoing  indemnity,  and the  Underwriters  confirm that such  statements are correct;  provided that such  acknowledgement  by the Province does not extend to any "free  writing  prospectus"  other than the Issuer Free  Writing  Prospectus  in the form of
Schedule I hereto.

(c)      Each of the Province and the Underwriters  agree that the  Underwriters  shall have and hold the covenants of the  Province  contained  in this  Section 9 in respect of the  Underwriters'  controlling  persons  (as defined above) and  affiliates  in trust for the benefit of their  controlling  persons and  affiliates.  The  Underwriters agree to accept the trusts in this  paragraph  (c) declared and provided for and agree to enforce  those  covenants on behalf of such persons.

(d)      Promptly after receipt by an indemnified  party under this Section 9 of notice of the  commencement of any action,  such indemnified  party will, if a claim in respect thereof is to be made against the  indemnifying  party under this Section 9, notify the  indemnifying  party in writing of the commencement  thereof;  but the omission so to notify the  indemnifying  party  will not  relieve it from any  liability  which it may have to any  indemnified party otherwise than under this Section 9.

                  In case  any  such  action  is  brought  against  any  indemnified  party,  and it  notifies  the indemnifying  party of the  commencement  thereof,  the  indemnifying  party will be  entitled  to appoint  counsel satisfactory to such indemnified party to represent the indemnified party in such action;  provided,  however, that if the  defendants  in any such  action  include  both the  indemnified  party and the  indemnifying  party and the indemnified  party shall have  reasonably  concluded that there may be legal defenses  available to it and/or other indemnified  parties which are  different  from or additional to those  available to the  indemnifying  party,  the indemnified  party or parties  shall have the right to select  separate  counsel to defend such action on behalf of such  indemnified  party or parties.  An  indemnifying  party will not,  without the prior  written  consent of the indemnified  parties  (which  consent  shall not be  unreasonably  withheld or delayed),  settle or  compromise  or consent to the entry of any judgment with respect to any pending or threatened  claim,  action,  suit or proceeding in respect of which  indemnification  or  contribution  may be sought  hereunder  (whether  or not the  indemnified parties are actual or potential  parties to such claim or action)  unless such  settlement,  compromise  or consent includes an unconditional  release of each indemnified party from all liability arising out of such claim,  action, suit or  proceeding.  In order to be entitled to an indemnity  with respect to a claim  hereunder,  an  indemnified party will not,  without  the prior  written  consent  of the  indemnifying  parties  (which  consent  shall not be unreasonably  withheld or delayed),  settle or  compromise  or consent to the entry of any judgment with respect to such pending or threatened claim,  action,  suit or proceeding in respect of which  indemnification or contribution may be sought hereunder  (whether or not the indemnifying  parties are actual or potential parties to such claim or action).

                  Upon receipt of notice from the indemnifying  party to such indemnified  party of its election so to appoint counsel to defend such action and approval by the indemnified  party of such counsel,  the  indemnifying party  will not be  liable  to such  indemnified  party  under  this  Section 9  for any  legal  or other  expenses subsequently incurred by such indemnified party in connection with the defense thereof unless:

(i)      the  indemnified  party shall have employed  separate  counsel in accordance with the proviso to the first sentence of the next  preceding  paragraph (it being  understood,  however,  that the  indemnifying  party shall not be liable for the expenses of more than one separate  counsel,  approved by the  Representatives in the  case of  paragraph  (a) of  this  Section 9,  representing  the  indemnified  parties  under  such paragraph (a) who are parties to such action),

(ii)     the indemnifying  party shall not have employed counsel  reasonably  satisfactory to the indemnified party to represent the  indemnified  party within a reasonable  time after notice of commencement of the action,
         or

(iii)    the indemnifying  party has authorized the employment of counsel for the indemnified  party at the expense of the  indemnifying  party;  and except that, if clause (i) or (iii) is applicable,  such liability shall be only in respect of the counsel referred to in such clause (i) or (iii).

(e)      In order to provide for just and equitable  contribution  in  circumstances  in which the  indemnification provided for in paragraph (a) of this Section 9 is due in  accordance  with its terms but is for any reason held by a court to be unavailable  from the Province on grounds of policy or otherwise,  the Province and the  Underwriters shall  contribute to the aggregate  losses,  claims,  damages and  liabilities  (including  legal or other expenses reasonably  incurred  in  connection  with  investigating  or  defending  same)  to  which  the  Province  and  the
Underwriters  may be  subject  in such  proportion  so that the  Underwriters  are  responsible  for  that  portion represented by the percentage  that the  underwriting  discount  specified in Schedule I hereto bears to the sum of such  discount  and the  purchase  price of the  Securities  specified  in  Schedule I hereto and the  Province  is responsible for the balance;  provided,  however,  that (a) in no case shall any Underwriter be responsible for any amount  in  excess  of the  underwriting  discount  applicable  to the  Securities  purchased  by such  Underwriter hereunder  and (b) no person  guilty of  fraudulent  misrepresentation  (within the meaning of Section 11(f) of the
U.S.  Securities  Act) shall be  entitled  to  contribution  from any person who was not guilty of such  fraudulent misrepresentation.  For purposes of this Section 9, each person who controls an  Underwriter  within the meaning of the U.S.  Securities  Act shall have the same  rights to  contribution  as the  Underwriters,  and each  person who controls the Province  within the meaning of the U.S.  Securities  Act and each  official of the Province who shall have signed the  Registration  Statement  shall have the same rights to  contribution  as the  Province.  Any party entitled to contribution will,  promptly after receipt of notice of commencement of any action,  suit or proceeding against  such party in respect  of which a claim for  contribution  may be made  against  another  party or parties under this paragraph (e), notify such party or parties from whom  contribution  may be sought,  but the omission to so notify such party or parties  shall not relieve the party or parties from whom  contribution  may be sought from any other obligation it or they may have hereunder or otherwise than under this paragraph (e).

10.      Default by an  Underwriter.  If any one or more  Underwriters  shall fail to  purchase  and pay for any of the Securities  agreed to be purchased by such  Underwriter or Underwriters  hereunder and such failure to purchase shall  constitute a default in the  performance of its or their  obligations  under this  Agreement,  the remaining
Underwriters  shall be obligated  severally to take up and pay for (in the respective  proportions which the amount of Securities  set forth  opposite  their names in Schedule II hereto bears to the  aggregate  amount of Securities set forth opposite the names of all the remaining  Underwriters)  the Securities  which the defaulting  Underwriter or Underwriters agreed but failed to purchase;  provided,  however,  that in the event that the aggregate amount of
Securities which the defaulting  Underwriter or Underwriters  agreed but failed to purchase shall exceed 10% of the aggregate  amount of Securities set forth in Schedule II hereto,  the remaining  Underwriters  shall have the right to  purchase  all,  but  shall  not be under  any  obligation  to  purchase  any,  of the  Securities,  and if such nondefaulting  Underwriters do not purchase all the Securities,  this Agreement will terminate without liability to any  nondefaulting  Underwriter or the Province.  In the event of a default by any Underwriter as set forth in this
Section 10, the Closing Date shall be postponed for such period,  not exceeding seven days, as the  Representatives shall determine in order that the required  changes in the  Registration  Statement and the Final  Prospectus or in
any other  documents  or  arrangements  may be effected.  Nothing  contained in this  Agreement  shall  relieve any defaulting  Underwriter of its liability,  if any, to the Province and any  nondefaulting  Underwriter  for damages occasioned by its default hereunder.

11.      Termination.  This  Agreement  shall  be  subject  to  termination  in  the  absolute  discretion  of  the
Representatives  or the  Province,  by notice  given to the  Province or the  Representatives,  as the case may be, prior to delivery and payment for the  Securities,  if prior to that time,  there shall have occurred such a change in national or international  financial,  political or economic  conditions or currency  exchange rates or exchange controls  which,  in the  reasonable  judgment  of the  Representatives  or the  Province,  as the case may be,  is material and adverse and such changes,  singly or together with any other such change,  makes it, in the reasonable judgment of the  Representatives  or the Province,  as the case may be,  impracticable  to market the Securities on
the  terms  and  in  the  manner   contemplated  in  the  Time  of  Sale  Information  or  the  Final   Prospectus.
Notwithstanding any such termination, the provisions of Sections 9, 12, and 15 hereof shall remain in effect.

12.      Representations  and  Indemnities to Survive.  The  respective  agreements,  representations,  warranties, indemnities  and other  statements  of the Province and of the  Underwriters  set forth in or made pursuant to this
Agreement  will  remain in full  force and  effect,  regardless  of any  investigation  made by or on behalf of the
Underwriters  or the Province or any of the officers,  directors or  controlling  persons  referred to in Section 9 hereof, and will survive delivery of and payment for the Securities.

13.      Notices.  All communications  hereunder will be in writing and effective only on receipt,  and, if sent to the  Representatives  on behalf of the  Underwriters,  will be mailed,  delivered,  telecopied or  telegraphed  and confirmed to them care of Citigroup  Global  Markets  Inc.,  388  Greenwich  Street,  New York,  NY 10013,  U.S.A.,
attention:  General Counsel or, if sent to the Province, will be mailed,  delivered,  telecopied or telegraphed and confirmed  at Ontario  Financing  Authority,  One Dundas  Street  West,  Suite  1400,  Toronto,  Ontario,  M5G 1Z3,
attention: Executive Director, Capital Markets Division (Telecopier No. (416) 325-8111).

14.      Successors  and  Assigns.  This  Agreement  will enure to the  benefit of and be binding  upon the parties hereto and their  respective  successors and permitted  assigns and the officials and controlling  persons referred to in Section 9 hereof,  and no other person will have any right or obligation  hereunder.  Neither this  Agreement nor any interest or obligation in or under this  Agreement  may be assigned by the  Underwriters  without the prior written  consent of the Province or by the Province  without the prior written  consent of the  Representatives  on behalf of the Underwriters.

15.      Governing  Law.  This  Agreement  will be governed by and  construed  in  accordance  with the laws of the
Province of Ontario and the laws of Canada applicable in Ontario.

16.      Counterparts.  This  Agreement  may be executed in one or more  counterparts  (including  counterparts  by facsimile)  and when a counterpart  has been  executed by each party hereto all such  counterparts  taken  together shall constitute one and the same agreement.

17.      Advertisements.  All  advertisements  of the issue of the  Securities or publication of such formal notice as may be  required by the rules of the Stock  Exchange in  connection  with the listing of the  securities  on the
Stock  Exchange  shall be published in a form or forms and manner to which the Province  consents in writing  prior to the date of  publication.  The  Province may withhold  its consent in its  discretion  regarding  the use of any symbol in any such advertisement and the publication in which such advertisement is to appear.

18.      Time of the Essence.  Time shall be of the essence in this Agreement.

19.      Representation  of  Underwriters.  In all dealings  hereunder,  the  Representatives  shall,  and have all necessary  authority to, act on behalf of each of the  Underwriters,  and the Province shall be entitled to act and rely upon any statement,  request,  notice or agreement given by the Representatives,  jointly or individually,  on behalf of any of the Underwriters.

                  If the foregoing is in  accordance  with your  understanding  of our  agreement,  please sign and return to us the enclosed  duplicate  hereof,  whereupon this letter and your acceptance  shall represent a binding agreement among the Province and the Underwriters.

                                                              Very truly yours,
                                                              Province of Ontario

                                                              By:         /s/ Michael D. Manning
                                                                          -------------------------------
                                                                  Name:       Michael D. Manning
                                                                  Title:      Executive Director
                                                                              Ontario Financing Authority

The foregoing Agreement is
hereby confirmed and accepted
as of the date first above written.

Citigroup Global Markets Inc.

By:  /s/ Brian Bednarski
     --------------------
     Authorized Signatory

For itself and on behalf of the several Representatives and the several Underwriters.

                                                    SCHEDULE I

                                                Province of Ontario
                                 U.S.$1,000,000,000 5.45% Bonds due April 27, 2016
                                                 Final Term Sheet
                                                  April 20, 2006

Underwriting Agreement dated as of April 20, 2006

         Issuer:                                     Province of Ontario

         Underwriters:

                                                                                          Principal Amount
                                                                                          of Securities to
         Underwriter                                                                          be Purchased
         BNP Paribas  Securities Corp.                                                    U.S.$260,000,000
         CIBC World Markets Corp.                                                              260,000,000
         Citigroup Global Markets Inc.                                                         260,000,000
         RBC Capital Markets Corporation                                                        50,000,000
         The Toronto-Dominion Bank                                                              50,000,000
         ABN AMRO Bank N.V.                                                                     15,000,000
         Barclays Capital Inc.                                                                  15,000,000
         Credit Suisse Securities (USA) LLC                                                     15,000,000
         Deutsche Bank Securities Inc.                                                          15,000,000
         HSBC Securities (USA) Inc.                                                             15,000,000
         Merrill Lynch, Pierce, Fenner & Smith                                                  15,000,000
                         Incorporated
         National Bank Financial Inc.                                                           15,000,000
         Scotia Capital (USA) Inc.                                                              15,000,000

                  Total                                                                 U.S.$1,000,000,000

         Fiscal Agency Agreement:                    Fiscal Agency Agreement dated as of April 27, 2006 between the Province of Ontario and The Bank of New York, as Fiscal
                                                     Agent

         Expected Ratings:                           Moody's Aa2; S&P AA; DBRS AA

Title, Purchase Price and Description of Securities

         Title:                                      5.45% Bonds due April 27, 2016

         Aggregate principal amount:                 U.S.$1,000,000,000

         Denomination:                               U.S.$5,000 and integral multiples of U.S.$1,000 for amounts in excess of U.S.$5,000

         Price to public:                            99.893% plus accrued interest from April 27, 2006 if
                                                     settlement occurs after that date

         Purchase price (include accrued             99.693% plus accrued interest from April 27, 2006
         interest or amortization, if any):          if settlement occurs after that date

         Proceeds:                                   U.S.$996,760,300 after deducting the underwriting discount and our estimated expenses

         Underwriting discount:                      0.20%

         Maturity:                                   April 27, 2016

         Interest rate:                              5.45%

         Yield to Maturity:                          5.464%

         Interest payment dates:                     Interest for the initial interest period from and including
                                                     April 27, 2006 to, but excluding, October 27, 2006 will be payable on October 27, 2006.  Thereafter, interest will be payable in two equal semi-annual installments in arrears on
                                                     April 27 and October 27.

         Redemption provisions:                      The Securities will not be redeemable prior to maturity
                                                     unless specified events occur involving Canadian taxation

         Withholding Taxes:                          Principal of and interest on the Securities will be payable without withholding or deduction for Canadian withholding
                                                     taxes to the extent described in the Preliminary Final
                                                     Prospectus and Final Prospectus

         Business Days:                              London, New York, Toronto

         Sinking fund provisions:                    None

         Other provisions:                           None

         European Economic Area
         Legend:                                     This document does not constitute or form part of any offer or invitation to sell these bonds and is not soliciting any offer to buy these bonds in any jurisdiction where such
                                                     offer or sale is not permitted. This document is, for the
                                                     purposes of Article 15 of Directive 2003/71/EC, not a
                                                     prospectus but an advertisement. In compliance with that
                                                     Directive, a prospectus will be published in due course,
                                                     subject to its approval by the United Kingdom Listing
                                                     Authority, and investors will be able to obtain a copy of
                                                     such prospectus from the office of the Province at the
                                                     Ontario Financing Authority, One Dundas Street West, Suite
                                                     1400, Toronto, Ontario, Canada M5G 1Z3 and the London paying agent, The Bank of New York, One Canada Square, London E14
                                                     5AL, England. Investors should not subscribe for any bonds referred to in this advertisement except on the basis of
                                                     information in that prospectus.

The Issuer has filed a  registration  statement  (including  a  prospectus)  with the SEC for the offering to which this communication  relates.  Before you invest, you should read the prospectus in that registration  statement and other  documents  the  Issuer  has filed  with the SEC for more  complete  information  about the  Issuer  and this offering.  You  may get  these  documents  for  free  by  visiting  EDGAR  on the  SEC  Web  site  at  www.sec.gov.
Alternatively,  the Issuer,  any underwriter or any dealer  participating  in the offering will arrange to send you the  prospectus  if you  request  it by  calling  BNP  Paribas  toll-free  at  1-800-854-5674,  CIBC  toll-free  at
1-800-282-0822 or Citigroup toll-free at 1-877-858-5407.

                                                    SCHEDULE II

                                                                                          Principal Amount
                                                                                          of Securities to
         Underwriter                                                                          be Purchased
         BNP Paribas  Securities Corp.                                                    U.S.$260,000,000
         CIBC World Markets Corp.                                                              260,000,000
         Citigroup Global Markets Inc.                                                         260,000,000
         RBC Capital Markets Corporation                                                        50,000,000
         The Toronto-Dominion Bank                                                              50,000,000
         ABN AMRO Bank N.V.                                                                     15,000,000
         Barclays Capital Inc.                                                                  15,000,000
         Credit Suisse Securities (USA) LLC                                                     15,000,000
         Deutsche Bank Securities Inc.                                                          15,000,000
         HSBC Securities (USA) Inc.                                                             15,000,000
         Merrill Lynch, Pierce, Fenner & Smith                                                  15,000,000
                         Incorporated
         National Bank Financial Inc.                                                           15,000,000
         Scotia Capital (USA) Inc.                                                              15,000,000

                  Total                                                                 U.S.$1,000,000,000

                                                                                Opinion of Legal Counsel

Ministry of the                Ministère du
Attorney General               Procureur général

Legal Services Branch          Direction des services juridiques
Ministry of Finance            Ministère des Finances

[ONTARIO LOGO GRAPHIC OMITTED]

777 Bay Street                 777, rue Bay
11th Floor                     11e étage
Toronto ON M5G 2C8             Toronto ON M5G 2C8

Telephone: (416) 325-0035      Téléphone:   (416) 325-0035
Facsimile: (416) 325-1460      Télécopieur: (416) 325-1460

                                                                                        April 27, 2006
The Honourable Dwight Duncan
Minister of Finance
7 Queen's Park Crescent East
7th Floor, Frost Building South
Toronto, Ontario
M7A 1Y7

Dear Minister:

Subject:          Province of Ontario Issue of U.S. $1,000,000,000
                  5.45% Bonds due April 27, 2016
____________________________________________________________________________________________________________________________________

         I am counsel to the Province of Ontario (the "Province") in connection with the issue of 5.45% Bonds due April 27,
2016 of the Province in the aggregate principal amount of U.S. $1,000,000,000 (the "Bonds") and the sale of the Bonds by the
Province pursuant to an underwriting agreement dated as of April 20, 2006, (the "Underwriting Agreement"), between the
Province and the Underwriters named therein.

         This opinion is being delivered pursuant to paragraph 7(b) of the Underwriting Agreement.  Terms used but not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement.

         I have examined originals or copies, certified or otherwise identified to my satisfaction, of the following:

(a)      the Underwriting Agreement;

(b)      a fiscal agency agreement dated as of April 27, 2006, (the "Fiscal Agency Agreement"), between the Province and The Bank of
         New York, including the forms of global bonds appended thereto;

(c)      the supplemented form of prospectus of the Province, including the Basic Prospectus as so supplemented and the documents incorporated by reference therein, dated April 20, 2006, relating to the offering and sale of the Bonds (the "Final
         Prospectus"), and the preliminary form of the Final Prospectus dated April 20, 2006, (the "Preliminary Final
         Prospectus");

(d)      the Financial Administration Act (Ontario);

(e)      the Capital Investment Plan Act, 1993 (Ontario);

(f)      the Interpretation Act (Ontario);

(g)      the Proceedings Against the Crown Act (Ontario);

(h)      the Currency Act (Canada);

(i)      a certified copy of the Order of the Lieutenant Governor in Council of the Province of Ontario numbered O.C. 1107/2005 dated
         June 22, 2005 made pursuant to the Financial Administration Act (Ontario) (the "Order in Council") authorizing the issue and sale of the Bonds;

(j)      a certificate of the Province dated April 27, 2006 as to the incumbency of certain representatives of the Province;

(k)      a certificate of the Province dated April 27, 2006 relating to the borrowing authority remaining under the Order in Council;

(l)      a certificate of the Province dated April 27, 2006 related to the approval required under section 28 of the Financial
         Administration Act (Ontario);

(m)      a written order of the Province to the Registrar relating to the authentication and delivery of the Global Bonds (as such term is defined in the Fiscal Agency Agreement); and

(n)      the Global Bonds dated April 27, 2006, executed by and sealed on behalf of the Province.

         I have also examined such certificates of public officials and such other certificates, documents and records and such matters of law as I have considered necessary as a basis for or relevant to the opinions hereinafter expressed.

         For the purposes of this opinion, I have assumed, with regard to all documents examined by me, the genuineness of all signatures, the authenticity of all documents submitted to me as originals and the conformity to authentic original documents of all documents submitted to me as certified, conformed, telecopies or photostatic copies.  I have also assumed, for the purposes of the opinions expressed in paragraphs 1 and 2 below, the due execution and delivery of all agreements by the parties thereto other than the Province.

         This opinion is based upon legislation as in effect on the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable in Ontario.  I have assumed that, insofar as any obligation is to be performed in any jurisdiction outside Ontario, its performance will not be illegal or ineffective by virtue of the laws of that jurisdiction.

         I have also assumed that, for the purposes of the opinions expressed in paragraphs 1 and
6 below, the Underwriters, and each of their affiliates that participate in the initial distribution of the Bonds in Ontario, will at all times comply with the selling restrictions specified in Section 6(e) of the Underwriting Agreement as they relate to Ontario and have relied on the undertaking of the Underwriters in this regard.

         The opinions given in paragraphs 1, 2, 3, 5 and 8 below are subject to the following limitations and qualifications:

         (A)      the enforceability of Underwriting Agreement may be limited by general equitable principles;

         (B)      the availability of equitable remedies is in the discretion of a court of competent jurisdiction (subject to further qualifications below);

         (C)      pursuant to the Currency Act (Canada) a judgment by a court of the Province of Ontario must be awarded in Canadian currency and such judgment may be based on a rate of exchange in existence on a day other than the day of payment;

         (D)      a court of the Province of Ontario may refuse to enforce any right of indemnity or contribution under the
                  Underwriting Agreement to the extent such is found to be contrary to public policy, as that term is understood under the laws of the Province of Ontario and the laws of Canada applicable in Ontario; and

         (E)      a court of the Province of Ontario may not against Her Majesty the Queen in right of Ontario:

                  (i)     grant an injunction or make an order for specific performance,

                  (ii)    make an order for recovery or delivery of real or personal property, or

                  (iii)   issue execution or attachment or process in the nature thereof, other than garnishment in certain limited circumstances.

                  Subject to the foregoing, I am of the opinion that:

(1)      The Underwriting Agreement has been duly authorized, executed and delivered by the Province in accordance with the laws of the Province and the Order in Council, and constitutes a legal, valid and binding agreement of the Province enforceable in accordance with its terms.

(2)      The Fiscal Agency Agreement has been duly authorized, executed and delivered by the Province in accordance with the laws of the Province and the Order in Council and constitutes a legal, valid and binding agreement of the Province enforceable in accordance with its terms.

(3)      The Bonds have been duly authorized and the Global Bonds have been duly executed by and sealed on behalf of the Province in accordance with the laws of the Province and the Order in Council and, when the Global Bonds are authenticated in accordance with the provisions of the Fiscal Agency Agreement and delivered and paid for by the Underwriters pursuant to the Underwriting Agreement, they will constitute legal, valid and binding obligations of the Province, enforceable in accordance with their terms.

(4)      The statements in the Preliminary Final Prospectus and the Final Prospectus under the headings "Description of Debt
         Securities and Warrants-Canadian Income Tax Considerations" and "Taxation- Canadian Taxation", are accurate in all material respects, subject to the qualifications therein stated.

(5)      The payment of principal of and interest on the Bonds will be a charge on and payable out of the Consolidated Revenue Fund of the Province of Ontario (as defined in the Financial Administration Act (Ontario)).

(6)      No authorization, consent, waiver or approval of, or filing, registration, qualification or recording with, any governmental authority of the Province of Ontario or of Canada is required in connection with the execution, delivery and performance by the Province of the Underwriting Agreement, the Fiscal Agency Agreement or the sale of the Bonds by the Province in the manner contemplated in the Underwriting Agreement and the Final Prospectus, except for the Order in Council and the approval under section 28 of the Financial Administration Act (Ontario), which have been obtained.

(7)      No stamp or other similar duty or levy is payable under the laws of the Province of Ontario or the laws of Canada applicable in the Province in connection with the execution, delivery and performance by the Province of the Underwriting
         Agreement, the Fiscal Agency Agreement or in connection with the issue and sale of the Bonds by the Province in the manner contemplated in the Underwriting Agreement, the Time of Sale Information and the Final Prospectus.

(8)      Her Majesty the Queen in right of Ontario may be sued in the courts of the Province of Ontario with regard to any claims arising out of or relating to the obligations of the Province under the Bonds.  No law in the Province of Ontario requires the consent of any public official or authority for suit to be brought or judgment to be obtained against
         Her Majesty the Queen in right of Ontario arising out of or relating to the obligations of the Province under the
         Bonds, though in certain circumstances prior notice and particulars of a claim must be given to Her Majesty the
         Queen in right of Ontario.  An amount payable by Her Majesty the Queen in right of Ontario under an order of a court of the Province of Ontario that is final and not subject to appeal is payable out of the Consolidated Revenue Fund of the Province of Ontario pursuant to the Proceedings Against the Crown Act (Ontario).

         By reason of the matters aforesaid, I hereby advise that each of the said Bonds of the
Province is not inconsistent with any overriding law in force in the Province and that there is no requirement of the law applicable in the Province which has not been met or fulfilled.

         This opinion may be delivered to the Underwriters who may rely thereon in connection with the transactions contemplated under the Underwriting Agreement to the same extent as if such opinion were addressed to them.  In this regard, I wish to call to the attention of the Underwriters that, pursuant to section 43 of the Financial Administration Act (Ontario), where, in the opinion of the Minister of Finance of Ontario, a person is indebted to the Crown in right of Ontario or in right of Canada or any agency of the
Crown in any specific sum of money, the Minister has the discretion to retain by way of deduction or set-off, out of money that is due and payable by the Province to that person, such sum as the Minister considers fit in the circumstances to be applied against such indebtedness of that person.

         I consent to the inclusion of this opinion in a Form 18-K/A amendment to the Province's annual report on Form 18-K for the year ended March 31, 2005, which annual report is incorporated by reference into Registration Statement No. 333-105400 filed with the
Securities and Exchange Commission of the United States of America.

                                                                     Yours truly,

                                                                     /s/  Nicole Symeonides
                                                                     ______________________________
                                                                          Nicole Symeonides
                                                                          Legal Counsel
                                                                          Legal Services Branch
                                                                          Ministry of Finance

                                                                                Schedule of Expenses

                            V. SCHEDULE OF EXPENSES

     It is estimated  that the expenses of the Province of Ontario in connection with the sale of the Bonds will be as follows:

Securities and Exchange Commission fee.........................U.S.$   64,200.00

Printing and Engraving expenses.............................................0.00

Fiscal Agent, Paying Agent and
DTC Custodian fees and expenses....................................$   25,000.00

Legal fees and expenses............................................$   50,000.00

Rating Agency fees and expenses....................................$   15,500.00

Listing Agent fees and expenses....................................$   15,000.00

Underwriters' expense reimbursement.........................................0.00

T0TAL                                                          U.S.$  169,700.00
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